SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For November 21, 2003




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

     1.   A free English translation of a press release dated November 14, 2003.

     2. A free English translation of the Company's consolidated financial statements as of September 30, 2003, prepared in accordance with Chilean generally accepted accounting principles.

COMPANY LOGO]


                          FOR IMMEDIATE PUBLICATION
                          -------------------------


                Contact:   Fernando Escrich - Finance Manager
                           Chilesat Corp S.A. (Formerly Telex-Chile S.A.) Phone (562) 582-5786 - Fax (562) 582-5116
                           E-mail: fernando.escrich@chilesat.cl


         CHILESAT CORP S.A. ANNOUNCES ITS THIRD QUARTER CONSOLIDATED
                              RESULTS FOR 2003.


(Santiago, Chile, Nov 14, 2003). Chilesat Corp S.A. (Formerly Telex-Chile S.A.) released its consolidated financial statements for the Third Quarter of 2003

Results for the Period: The net results of Chilesat Corp for the nine months ended September 30, 2003 improved 26% with respect to the same period in the previous year, as a result of a decrease in net loss from M.Ch.$ 10,983 to M.Ch.$ 8,147. (M.Ch.$= Million of constant Chilean pesos).

After discounting the effect derived from the closing of the operations of the subsidiary Texcom USA in April this year, explained in the essential facts filed wth the Chilean SVS March 31 and May 2 last, the operating result of Chilesat Corp shows an improvement of 6% as its loss decreased from M.Ch.$ 5,351 to M.Ch.$ 5,036.

During 2003 and in quarterly terms, the EBITDA has progressively increased with M.Ch.$ 399 for the first quarter, M.Ch.$ 775 for the second quarter and M.Ch.$ 990 for the third quarter, which at an accumulated level at September 2003 gives an EBITDA of M.Ch.$ 2,164.

The Chilean operation, which represents the principal business of the Company, increased its revenues by 7% to M.Ch.$ 31,930, for the nine months ended September 30, 2003 from the corresponding period in 2002. This is the result of the implementation of the Company's strategy that seeks to increase its share in the Corporate segment, by an integrated offer of Data and Voice Networks through its affiliate Chilesat Servicios Empresariales S.A. The revenues of this line of business increased by 12% with respect to the corresponding period in 2002, to M.Ch.$ 4,419 from M.Ch.$ 3,930. Thus, during 2003 important clients have been attracted that have trusted their communications platform to Chilesat, within which the Banco Estado - the company of the financial sector with the greatest telecommunications infrastructure of the country - stands out.

Through its subsidiary Chilesat Servicios Empresariales, the Company has initiated the operation of the local public telephony service in the corporate segment. This new service operates currently in the 6 main areas of the country and its extension is anticipated, to most of the national territory during the first quarter next year.

The income lent by the subsidiary Chilesat S.A., from Long Distance, Internet and Value Added Services, as a whole, records an increase of 2% with respect to the same period in the year 2002, notwithstanding the high degree of competition observed in the sector.

At a consolidated level, operating income of Chilesat Corp for the period January-September 2003 decreased to M.Ch.$ 33,028 compared to M.Ch.$ 33,519 for the same period in the year 2002, a variation that is principally explained by the closing of the foreign subsidiary Texcom USA.

Operating costs of Chilesat Corp and its Subsidiaries increased by 0.5%. This is explained principally by the increase in access charges, as a result of the change in hourly distribution of traffic, as a consequence of the growth of the long distance service in the corporate segment (Domestic Long Distance:
16% and International Long Distance: 45%) and the greater traffic of value added services. The greater traffic with international operators also affects the increase in operating costs. The increase of these costs was partially compensated by the closing of Texcom USA and a lower depreciation cost.

Administrative and selling expenses recorded a decrease of 1.8% explained by an improvement in the collection procedures, reduction of general expenses associated with professional consultancies, rentals and data processing costs. There is also an influence of the lower depreciation and lower expenses associated with the closing of the operation in the United States. These savings have made it possible to increase the promotion in mass media of long distance calls, value added and Internet in the individuals segment, and data networks, telephony and dedicated Internet in the corporate segment.

The non-operating consolidated result of Chilesat Corp S.A. and Subsidiaries at September 2003 improved by M.Ch.$ 3,073 (60%) with respect to the same period of 2002. This is mainly explained by lower financial expenses (M.Ch.$1,669) and reversals of provisions in excess of suppliers, from previous years (M.Ch.$ 947), plus a better result from the rate of exchange (M.Ch.$2,313).

To strengthen the implementation of the corporate strategy, the Company has made important investments in its infrastructure, seeking to increase coverage and diversify its offer of corporate services. With the purpose of reinforcing said strategy even more, the Company is evaluating the subscription of an increase in capital for up to US$ 25 million.

Main Subsidiaries:

Chilesat S.A.
The subsidiary Chilesat S.A., during the year 2003, contributed a total of 81% of the consolidated income of its parent company Chilesat Corp. and affiliates, an amount that reached the sum of M.Ch.$ 26,819. The income of Chilesat S.A. recorded an increase of 8% with respect to the same period in the year 2002. This is mainly explained by the greater sales of Value Added Services (M.Ch.$ 449), International Businesses (M.Ch.$ 1,970) and maintaining the income of multicarrier and commuted Internet.


Chilesat Servicios Empresariales S.A.
During 2003, Chilesat Servicios Empresariales furnished its parent company (Chilesat S.A.) M.Ch.$ 4,419 which represented an increase of 12% with respect to the same period in the previous year. This is explained by a greater commercial efficiency as a result of the reorganization that this subsidiary underwent and which enabled to establish long term contracts with new corporate customers.


CORPORATE INFORMATION

The Company's Strategic Plan
As part of the corporate strategy of Chilesat Corp., the company has decided to concentrate its efforts on Chilean operations, with the purpose of maximizing the benefits from its competitive advantages. With this purpose, it has focused on maintaining or increasing the profit of its long distance operations and at the same time optimizing its network infrastructure to increase the offer of private services toward the corporate market, in this last case through its affiliate Chilesat Servicios Empresariales.

Subsidiaries
Chilesat S.A. is a company operating international and domestic long distance services, Internet connected services and value added services, mainly oriented toward the people market segment. This company improved the efficiency of its marketing platform through the incorporation of state-of-the-art technology in its Call Center as of September 2002. Also outstanding is the growth of income from value added services, which experienced an increase of 43% with respect to the same period in 2002, as a consequence of a greater offer of this kind of products.

Chilesat Servicios Empresariales is an affiliate of Chilesat S.A. that delivers advanced services to company customers, prominent among which are :
a) Data Network Services that provide high technology, satellite services and dedicated internet access; b) Local Public and Private Telephone Services, and
c) Advanced Services, like data centers, hosting and monitoring and supervision of networks.

Shareholders
The principal shareholders of the company are GE Capital and the Investment Fund Southern Cross Latin America Private Equity Fund L.P., which together own, through the Redes Opticas S.A. and Redes Opticas (Cayman) Corp. and other companies, 90.0% of the Chilesat Corp.

Financing
During February 2003, Banco Santander granted a loan of US$ 15 million to Chilesat Corp. S.A. which will be used to finance part of the Company's Investment Plan over the next few years. This loan pays interest semi-annually and matures in February 2005.

The Comparative Profit and Loss Statement
The figures from the Profit and Loss Statement which appear in the table are compared to those for 2002, in accordance with the generally accepted rules in Chile for accounting procedures, are all expressed in millions of Chilean pesos (Ch$) constant as of September 30, 2003. The same information, in US dollars, is based on the exchange rate at the close of September 30, 2003 which was Ch$ 660.97 per US dollar.

PROFIT AND LOSS STATEMENT

1.- OPERATING INCOME

Chilesat Corp.'s consolidated operating revenues for the nine months ended September 30, 2003 amounted to M.Ch.$ 33,028, which compare negatively with the M.Ch.$ 33,519 for the corresponding period in 2002. This difference is mainly explained by the closing of the operations in the United States, which was compensated with increases in International Businesses (M.Ch.$ 1,970), Entrepreneurial Services (M.Ch.$ 489) and Value Added Services (M.Ch.$ 449).

OPERATION OF DOMESTIC SUBSIDIARIES
LONG DISTANCE
This line of business continues with a significant share in the long distance market, of which the share of Chilesat of approximately 30% in the residential segment is outstanding. The income of this business represented 49% of the company's consolidated total in this period in 2003. Between January and September 2003, domestic national long distance traffic of Chilesat was declined by 6% and international long distance increased by 8% with respect to the same period in 2002. This is compared to a reduction in the domestic long distance market estimated at 11% and an international long distance market without significant variations with respect to the year 2002. Domestic long distance income decreased by 1% as a result of the profitability of the business, while international long distance decreased by 7% in spite of the increase in traffic as a consequence of greater competition. This reduction is compensated by the growth in value added services, which reached 43%.

CORPORATE SERVICES
The client portfolio of Chilesat Servicios Empresariales at September 2003 grew 4% with respect to the year 2002. In this period, the revenues generated by this business reached M.Ch.$ 4,419, a figure 12% higher than the M.Ch.$ 3,930 reached for the same period of the previous year.

FOREIGN SUBSIDIARIES' OPERATIONS
Foreign operations are developed through the subsidiary Texcom S.A. and contributed 14.1% of the total revenues of Chilesat Corp. This figure decreased in relation to the 14.1% of September 2002, as a result of the closing of the operation of Texcom USA. Currently, Perusat is the subsidiary that continues with operations outside the country, focused mainly on the marketing of long distance services, having contributed revenues of M.Ch.$ 885 in the period January to September 2003.

2.- OPERATING COSTS
Operating costs of Chilesat Corp and Affiliates rose by 0.5% (from M.Ch.$ 25,058 to M.Ch.$ 25,183). This is explained by the increase in access charges as a result of the change in the hourly distribution of traffic, because of the increase in long distance traffic of the companies' segment (DLD 16% and ILD 45%) and increases in traffic of value added services. Also, there is an increase in operating costs due to greater international traffic. These increases were partially compensated by the closing of Texcom USA and lower depreciation.

3.- OPERATING RESULT
The operating result of Chilesat Corp decreased by M.Ch.$ 354 in the first nine months of 2003 with respect to the corresponding period in 2002. However, said operating result shows an improvement of 6% if the effects generated from the closing of the operations of Texcom USA are excluded. This non-recurring effect reduced the operating result of Chilesat Corp by M.Ch.$ 1,270.

4.- NON OPERATING RESULT
Non-operating results of Chilesat Corp S.A. and Subsidiaries as of September 2003 improved by M.Ch.$ 3,401 (60%) compared to the same period in 2002. This was due, mainly, to lower financial expenses (M.Ch.$ 1,669) and reversal of excess provisions of suppliers in previous years (M.Ch.$ 947), plus a better rate of exchange (M.Ch.$ 2,313). All this was offset partially by lower financial income and monetary adjustment among others.

5.- NET LOSS
At September 2003, the Company recorded a loss of M.Ch.$ 8,147, M.Ch.$ 2,836 less than in the year 2002, when the loss reached M.Ch.$ 10,983. The above is mainly explained by a reduction in non-operating losses, due to the reasons explained in the above.



                         FORWARD - LOOKING STATEMENTS
                         ----------------------------

The press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act. of 1995. These statements are based on the current expectations or the beliefs of Chilesat Corp. S.A. management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factor, among others, could cause actual results to differ significantly from those described in the forward-looking statements: the effects of the Company's restructuring on its financial condition and operating results. For a detailed discussion of these and other risks, please refer to Form 20-F filed with the US. Securities and Exchange Commission.

CHILESAT CORP S.A.
CONSOLIDATED RESULTS AT SEPTEMBER 30, 2003
(PREPARED IN ACCORDANCE WITH CHILEAN GAAP)
MILLIONS OF US DOLLARS AND CONSTANT CHILEAN PESOS AT SEPTEMBER 30, 2003


                     INCOME STATEMENT                         UP TO 30/09/03      UP TO 30/09/02     UP TO 30/09/03
                                                               Millions CH$        Millions CH$       Millions US$
                                                              --------------      --------------     --------------

REVENUES

CHILESAT S.A.                                                      26,819             24,738              40.58

CHILESAT SERVS EMPRESARIALES S.A.                                   4,419              3,930               6.69

CHILESAT CORP S.A.                                                     18                 30               0.03

TEXCOM S.A.                                                         1,545              4,730               2.34

TELSYS S.A.                                                           227                 91               0.34

NET-CHILE S.A.                                                          0                  0                 --
                                                              --------------      --------------     --------------

TOTAL REVENUES                                                     33,028             33,519              49.97
                                                              ==============      ==============     ==============

   ACCES CHARGES                                                   (4,606)            (3,784)             (6.97)
   OTHER OPERATING COST                                           (13,040)           (12,999)            (19.73)
   DEPRECIATIONS                                                   (7,537)            (8,275)            (11.40)
   AMORTIZATION                                                         0                  0                 --
  GROSS INCOME                                                      7,845              8,461              11.87
    S&G A. EXPENSES (Without Provisions)                          (12,163)           (11,975)            (18.40)
    PROVISION FOR TRADE DEBTORS                                    (1,056)            (1,404)             (1.60)
   DEPRECIATIONS                                                     (970)            (1,068)             (1.47)
   AMORTIZATION                                                        (3)                (6)             (0.00)
   S&G A. EXPENSES                                                (14,192)           (14,453)            (21.47)
                                                              --------------      --------------     --------------
OPERATING INCOME                                                   (6,347)            (5,992)             (9.60)
                                                              ==============      ==============     ==============
   +DEPRECIATION AND AMORTIZATION                                   8,510              9,349              12.88
                                                              --------------      --------------     --------------
EBITDA                                                              2,163              3,357               3.27
                                                              --------------      --------------     --------------

NON OPERATING RESULTS
  INTEREST EXPENSES                                                (1,572)            (3,240)             (2.38)
  PRICE LEVEL RESTATEMENT                                             (72)               145              (0.11)
  DIFFERENCE IN EXCHANGE RATE                                         351             (1,962)              0.53
  OTHER NON OPERATING INCOME & EXPENSES                              (718)               (27)             (1.09)
                                                              --------------      --------------     --------------

TOTAL NON OPERATING RESULT                                         (2,011)            (5,084)             (3.04)
                                                              ==============      ==============     ==============

RESULT BEFORE TAXES                                                (8,358)           (11,076)            (12.65)
  INCOME TAXES                                                        (10)               (14)             (0.02)
  MINORITARY INTEREST                                                 221                107               0.33
  AMORTIZATION NEGATIVE GOODWILL                                       --                 --                 --
                                                              --------------      --------------     --------------

NET RESULT                                                         (8,147)           (10,983)            (12.33)
                                                              ==============      ==============     ==============

(1) US$=660,97


                      Consolidated Financial Statements

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                      Santiago, Chile
                      September 30, 2003 and 2002

                       Consolidated Financial Statements

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                          September 30, 2003 and 2002





                                   Contents





Financial Statements

Consolidated Balance Sheets..........................................         2
Consolidated Statements of Income....................................         4
Consolidated Statements of Cash Flows................................         5
Notes to the Consolidated Financial Statements.......................         7


Ch.$       -     Chilean pesos
Th.Ch.$    -     Thousands of Chilean pesos
Th.US$     -     Thousands of United States dollars
UF         -     Unidades de Fomento (Chilean government inflation-indexed
                 monetary units)

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                          Consolidated Balance Sheets



                                                                                       As of September 30,
                                                                                2003                   2002
ASSETS                                                                         Th.Ch.$                Th.Ch.$

CURRENT ASSETS

   Cash                                                                         1,105,632                  438,553
   Time deposits                                                                  677,561                1,189,619
   Marketable securities (net)                                                      4,558                1,959,108
   Accounts receivable                                                          7,165,148                5,946,133
   Notes receivable (net)                                                         165,631                  149,942
   Sundry debtors                                                               1,331,480                1,515,162
   Notes and accounts receivable from related companies                                 -                1,734,252
   Recoverable taxes                                                            1,000,220                  703,101
   Prepaid expenses                                                             1,317,358                  646,739
   Other current assets                                                         2,166,412                  110,705
                                                                          ------------------  -----------------------
   Total current assets                                                        14,934,000               14,393,314
                                                                          ------------------  -----------------------
PROPERTY, PLANT AND EQUIPMENT

   Land                                                                           542,109                  608,569
   Buildings and infrastructure                                                49,078,350               49,145,209
   Machinery and equipment                                                     60,157,939               59,858,439
   Other fixed assets                                                          26,594,103               24,477,682
   Less: Accumulated depreciation                                            (68,416,007)             (59,803,602)
                                                                          ------------------  -----------------------
   Total fixed assets (net)                                                    67,956,494               74,286,297
                                                                          ------------------  -----------------------
OTHER ASSETS
   Investments in other companies                                                     305                      305
   Goodwill                                                                       441,747                  462,627
   Notes and accounts receivable from related companies, long-term                 80,481                  461,796
   Other                                                                           37,113                  130,626
                                                                          ------------------  -----------------------
   Total other assets                                                             559,646                1,055,354
                                                                          ------------------  -----------------------
   Total Assets                                                                83,450,140               89,734,965
                                                                          ==================  =======================




The accompanying notes No. 1 to 29 form an integral part of these consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                          Consolidated Balance Sheets


                                                                                   As of September 30,
  LIABILITIES AND SHAREHOLDERS' EQUITY                                         2003                   2002
                                                                              Th.Ch.$               Th.Ch.$
  CURRENT LIABILITIES


   Due to bank and financial institutions, short-term                                   -                    3,706
   Current portion of long-term Bank and financial institutions debt              738,399                  679,398
   Long-term obligations with maturities within one period                      6,522,222                6,032,540
   Accounts payable                                                            13,452,718               13,425,439
   Notes payable                                                                   28,138                  141,961
   Sundry creditors                                                               416,224                  357,756
   Notes and accounts payable to related companies                                  5,735                   95,802
   Accrued liabilities                                                          1,228,083                2,579,090
   Withholdings                                                                   502,329                  422,386
   Income taxes                                                                     2,348                    2,789
   Deferred revenues                                                            1,062,496                1,158,442
                                                                          ------------------  -----------------------
   Total current liabilities                                                   23,958,692               24,899,309
                                                                          ------------------  -----------------------
   LONG-TERM LIABILITIES
   Due to banks and financial institutions                                     14,708,704                4,191,154
   Long-term notes payable                                                      7,844,259               10,797,661
   Accrued liabilities                                                            474,131                1,803,695
   Other long-term liabilities                                                  4,385,809                5,440,912
                                                                          ------------------  -----------------------
   Total long-term liabilities                                                 27,412,903               22,233,422
                                                                          ------------------  -----------------------
  MINORITY INTEREST                                                               (32,492)                 306,813
                                                                          ------------------  -----------------------
  SHAREHOLDERS' EQUITY
   Paid-in capital                                                            186,724,203              186,752,742
   Reserve for capital reappraisal                                              2,240,690                2,294,332
   Share premium account                                                        1,026,735                1,026,752
   Other reserves                                                             (4,135,697)              (4,882,137)
   Accumulated deficit                                                      (145,597,756)            (131,887,270)
   Net loss for the period                                                    (8,147,138)             (10,983,455)
   Accumulated deficit from subsidiaries in development stage                           -                 (25,543)
                                                                          ------------------  -----------------------
   Total shareholders' equity                                                  32,111,037               42,295,421
                                                                          ------------------  -----------------------
   TOTAL LIABILITIES AND
      SHAREHOLDERS' EQUITY                                                     83,450,140               89,734,965
                                                                          ==================  =======================



The accompanying notes No. 1 to 29 form an integral part of these consolidated financial statements.

                               CHILESAT CORP S.A. AND SUBSIDIARIES

                                Consolidated Statements of Income


                                                                                   For the periods ended
                                                                              At January 1 and September 30,

                                                                                  2003                   2002
                                                                                 Th.Ch.$                Th.Ch.$
  OPERATING LOSS

     Net sales                                                                 33,028,114               33,518,690
     Cost of sales                                                            (25,183,078)             (25,058,441)
                                                                          ------------------  -----------------------
     Operating margin                                                           7,845,036                8,460,249
     Administrative and selling expenses                                      (14,191,572)             (14,452,587)
                                                                          ------------------  -----------------------
 Operating loss                                                                (6,346,536)              (5,992,338)
                                                                          ------------------  -----------------------

 NON-OPERATING LOSS

     Financial income                                                             342,843                  566,152
     Other non-operating income                                                 7,738,557                2,079,207
     Loss on investments in related companies                                           -                (302,606)
     Amortization of goodwill                                                    (23,090)                 (18,195)
     Financial expense                                                        (1,572,014)              (3,240,762)
     Other non-operating expenses                                             (8,776,931)              (2,351,409)
     Price-level restatement                                                     (72,332)                  145,200
     Exchange differences                                                         351,313              (1,961,812)
                                                                          ------------------  -----------------------
Non-operating loss                                                            (2,011,654)              (5,084,225)
                                                                          ------------------  -----------------------
Loss before income taxes                                                      (8,358,190)             (11,076,563)
     Income taxes                                                                 (9,767)                 (14,117)
                                                                          ------------------  -----------------------
Consolidated loss                                                             (8,367,957)             (11,090,680)
     Minority interest                                                            220,819                  107,225
                                                                          ------------------  -----------------------

Net loss for the period                                                       (8,147,138)             (10,983,455)
                                                                          ==================  =======================





The accompanying notes No. 1 to 29 form an integral part of these consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                                                                                   For the periods ended
                                                                                       September 30,
                                                                                  2003                   2002
                                                                                 Th.Ch.$                Th.Ch.$
CASH FLOWS FROM OPERATING ACTIVITIES

Collection of account receivable                                               30,678,662               35,337,557
Interest received                                                                  38,469                  206,713
Dividends and Other perceived Allotments                                            1,635                        7
Other incomes perceived                                                            68,782                  849,534
Payment to suppliers and personnel                                           (26,094,774)             (32,787,847)
Interest paid                                                                   (400,514)                (573,884)
Income taxes paid                                                                (33,336)                    6,319
Other expenses paid                                                             (821,158)              (2,309,740)
Added value tax and other similar payments                                    (1,670,541)              (1,998,799)
                                                                          ------------------  -----------------------
   Net cash provided by operating activities                                    1,767,225              (1,270,140)
                                                                          ------------------  -----------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Placement of payment actions                                                            -               83,613,004
Obtaining of loans                                                             11,255,460                        -
Other sources of financing                                                              -                  508,783
Payment of loans                                                                (637,478)              (76,943,568)
Other financing Payments                                                         (77,942)                  (51,579)
                                                                          ------------------  -----------------------
   Net cash provided by financial activities                                   10,540,040                7,126,640
                                                                          ------------------  -----------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Sales of property, plant and equipment                                          1,945,694                  240,190
Sales of investments permanent                                                          -                       72
Sales of investments financing                                                          -                   25,975
Other investing receipts                                                           62,669                  209,349
Acquisitions of property, plant and equipment                                 (9,382,785)              (5,666,987)
Permanent investments                                                                   -                (517,394)
Other loans to related companies                                              (1,853,480)                (413,914)
Other investing receipts                                                        (785,712)                (130,540)
                                                                          ------------------  -----------------------
   Net cash used in investing activities                                     (10,013,614)              (6,253,249)
                                                                          ------------------  -----------------------

Net cash                                                                        2,293,651                (396,749)

Effect of inflation on cash and cash equivalents                                (137,102)                 (61,144)
                                                                          ------------------  -----------------------

Net change in cash and cash equivalents                                         2,156,549                (457,893)

Cash and cash equivalents at beginning of period                                  974,414                4,041,570
                                                                          ------------------  -----------------------

Cash and cash equivalents at end of period                                      3,130,963                3,583,677
                                                                          ==================  =======================


                      CHILESAT CORP S.A. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                                                                                        September 30,
                                                                                  2003                   2002
                                                                                 Th.Ch.$                Th.Ch.$
RECONCILIATION OF CASH PROVIDED BY
OPERATING ACTIVITIES AND NET LOSS
FOR THE PERIOD

   Net loss for the period                                                    (8,147,138)             (10,983,455)

   Results on sales of assets:

   Loss (gain) on sale of property, plant and equipment                            48,886                  (1,539)
    Perdida en ventas de inversiones                                                    -                      72

Charges (credits) to income that do not represent cash flows:

   Depreciation for the period                                                  8,507,612                9,342,740
   Amortization of intangible assets                                                2,630                    5,729
   Write-offs and provisions                                                    8,055,209                1,403,991
   Accrued loss on investments in
       related companies                                                                -                  302,606
   Amortization of goodwill                                                        23,090                   18,195
   Net price-level restatement                                                     72,332                 (145,200)
   Exchange differences                                                         (351,313)                1,961,812
   Other non-cash credits to income                                           (5,153,076)                  (15,061)
   Other non-cash charges to income                                                    -                    53,019

Changes in assets that affect Cash flow:


   Increase in accounts receivable                                           (11,559,810)               (7,284,058)
   Increase in other assets                                                   (1,373,134)               (2,095,092)

Changes in liabilities that affect Cash flow:

   Increase  in accounts payable
         related to operations                                                 10,196,633                3,134,936
   Increase in interest payable                                                 1,161,665                2,652,085
   (Decrease) Increase in income taxes payable                                    (23,569)                  26,448
   Increase in other accounts payable
       not related to operations                                                  336,029                  642,371
   Net Increase in Value Added Taxes and
         other similar payments                                                   191,998                 (182,514)
   Gain attributable to minority interest                                        (220,819)                (107,225)

                                                                          ------------------  -----------------------

   NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                          1,767,225               (1,270,140)
                                                                          ==================  =======================

The accompanying notes No. 1 to 29 form an integral part of these consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                Notes to the Consolidated Financial Statements

                        At September 30, 2003 and 2002



Note 1 - Registration in the Securities Register

The Parent company is registered in the Securities Register under No. 0350 and is subject to the regulatory authority of the Chilean Superintendency of Securities and Insurance.

The subsidiary Chilesat S.A. is registered in the Securities Register under No. 0487 and is subject to the regulatory authority of the Chilean Superintendency of Securities and Insurance.


Note 2 - Accounting Criterion Applied

a)      Period covered


        The accompanying consolidated financial statements cover the period between January 1 to September 30, 2003, with comparative figures for the same period of prior period.


b)      Basis of preparation


        These consolidated financial statements have been prepared in accordance with accounting principles generally accepted issued by the Chilean Association of Accountants and the specific accounting regulations of the Chilean Superintendency of Securities. In case of discrepancies, those regulations issued by the Chilean
        Superintendency of Securities will supersede.

c)      Basis of presentation


        For comparison purposes, the figures relating to 2002 were restated by the change in the CPI for the period amounting to 2,9%.


d)      Basis of consolidation


        These consolidated financial statements include the assets, liabilities, results and cash flows of the Parent Company and subsidiaries. The amounts and effects of transactions performed between the consolidated companies have been eliminated and the ownership of minority investors have been recognized and presented as minority interest. The subsidiary companies included in the consolidation are detailed as follows:


          Tax identification        Company                                           Ownership percentage
           No.                                                                          2003                   2002
                                                                         Direct      Indirect     Total        Total

          88.381.200-K      Chilesat S.A.                               99.9900           -    99.9900      99.9900
          95.714.000-9      Chilesat Servicios Empresariales S.A.       99.9900           -    99.9900      99.9900
          96.628.790-K      Texcom S.A.                                 98.4432           -    98.4432      98.4432
          Panama            Landana Properties Inc.                    100.0000           -   100.0000     100.0000
          Cayman Island     Telex Chile Overseas Ltd.                  100.0000           -   100.0000     100.0000
          96.756.140-1      Telsys S.A.                                 99.9997      0.0003   100.0000     100.0000
          96.928.370-0      Net-Chile S.A.                              99.0000      1.0000   100.0000     100.0000



          As of September 30, 2003 and 2002 the consolidated financial statements consider the assets and liabilities of Texcom S.A.'s foreign subsidiaries:


         Tax identification                Company                                    Ownership percentage
         No.                                                                           2003                  2002
                                                                        Direct       Indirect     Total      Total

          USA               Alliston Properties Inc.                    -           98.4432    98.4432     98.4432
          Panama            Kroll S.A.                                  -           98.4432    98.4432     98.4432
          USA               Telecom. Investments Joint Venture          -           88.5989    88.5989     88.5989
          USA               NACS Communications Inc.                    -                 -          -     88.5989
          Peru              Perusat S.A.                                -           93.6687    93.6687     93.6687



        At September 30 2003 and 2002 the consolidated financial statements consider the assets and liabilities of the following subsidiaries of the company Telsys S.A.


          Tax identification             Company                              Ownership percentage
          No.                                                                      2003                  2002
                                                                    Direct       Indirect     Total     Total
          96.969.270-8      Inversiones Proventus S.A.              55.000      -           55.000         -
          96.937.100-6      Gestion Integral de Clientes S.A.       0.0100      54.9900     55.000         -


        Additional information:

        Nacs Communications Inc.:

        On May 1, 2003, it decided to discontinue its operations in the United States Market. NACS Communications Inc., an affiliate of Texcom S.A., with offices in the city of Miami, Florida, has proceeded to submit itself to the liquidation procedure ruled by Chapter VII of the bankruptcy legislation of said country.

        Chilesat S.A:

        On January 6, 2003 Chilesat Corp S.A. made an increase in capital in Chilesat S.A. amounting to Th.Ch.$43,440,234 (historical value) equivalent to 246,427,469 shares, through a credit capitalization against the latter.


        Inversiones Proventus S.A.

        On September 14, 2002, Telsys S.A. acquired 55% of the shares of Inversiones Proventus S.A. in Th.Ch.$502,721 (historical value), equivalent to 55,000 shares subscribed and paid-up integrally by Telsys S.A., generating goodwill of Th.Ch.$290,807.

        Gestion Integral de Clientes S.A.

        On September 14, 2002, Telsys S.A. acquired 0.01% of the shares of Gestion Integral de Clientes S.A. in Th.Ch.$91 (historical value), equivalent to 1 share that was integrally paid by Telsys S.A., generating a goodwill of Th.Ch.$59.

e)      Price-level restatement

        These consolidated financial statements have been restated in accordance with price-level restatement regulations in accordance with accounting principles generally accepted in Chile ("Chilean GAAP"), in order to show the effect of the variation in the purchasing power of the Chilean peso. The accumulated variations in the CPI for the years ended September 30, 2003 and 2002 were 1.2% and 1.3%, respectively.

f)      Basis of conversion

        US dollar assets and liabilities, and those expressed in Unidades de Fomento have been translated into Chilean pesos using the following period-end rates:

                                                        Ch.$ per unit
                                                   2003             2002


        Unidad de fomento                        16,946.03        16,455.03
        U.S. Dollar                                 660.97           748.73


g)      Time deposits

        Investments in time deposits are stated at cost plus restatements and interest accrued through period-end.


h)      Marketable securities

        Under this item several investments valued in Shares at the lower of restated acquisition cost or market value at each period-end.

i)      Allowances for doubtful debts

        The allowance for doubtful accounts is calculated based on the age of the respective accounts receivable or if other factors indicate recovery is doubtful. In addition, an allowance is recorded by the Company based on the historical average default rate.


j)      Other current assets

        These balances include investments in rights or property of movable assets with sellback agreements, valued at cost plus interest at each period-end. The balance also includes time deposits given in guarantee, valued at cost plus accrued interest and adjustments through period-end.


k)      Property, plant and equipment

        Property, plant and equipment are stated at cost plus price-level restatements, and include actual construction and financing costs incurred by the companies until the assets are in a condition to be used, applying the actual average cost of financing.

        Property, plant and equipment maintenance costs, carried out in order to keep the assets operating normally, are expensed in the period incurred.


l)      Depreciation of property, plant and equipment

        Depreciation is calculated by the straight-line method over the estimated remaining useful lives of the assets.

        Depreciation expense in 2003 amounted to Th.Ch.$8,507,612 (Th.Ch. $9,342,740 in 2002).

m)      Leased assets

        Assets acquired under financial lease contracts are shown at the present value of the contract, calculated by discounting the value of installments and the purchase option at the interest rate implicit in the respective contracts. In addition the respective obligation is presented in short and long-term basis of notes payable net of its deferred interest.


n)      Investments in related companies

        Investments in related companies are accounted for using the equity method of accounting. This requires the Company to recognize their participation in the investee's results on an accrual basis. The Company uses valuation methodology defined in Technical Bulletin No. 64 issued by the Chilean Accountants Association to translate their foreign investments. These investments are controlled in US dollars.


n)      Accumulated deficit from subsidiary in development stage

        In compliance with the instructions of the Superintendency of Securities and Insurance, the costs and liabilities arising from the Company's subsidiary's organization and start-up stage which are not to be assigned to the cost of tangible or intangible assets, are presented as a deduction within each subsidiary's equity.

        The proportionate amount of accumulated deficit from subsidiary in development stage has been recognized based on the investee's financial statements with a charge to the Parent Company's equity.


o)      Investments in other companies

        Investments in other companies are presented at restated acquisition cost.

p)      Goodwill

        Goodwill represents the difference between the acquisition cost of shares of companies and the equity value of these investments at the date of the acquisition. The amortization periods are determined considering such factors as prior period and forecasted financial gains or losses, operating cash flows and other relevant issues, with a maximum amortization period of 20 years.


q)      Income and deferred taxes

        The Company calculates income taxes on the basis of taxable income determined according to current income tax regulations.

        Beginning on January 1, 2000, deferred taxes are recorded in conformity with the provisions of Circular No. 1466 dated January 27, 2000 of the Chilean Superintendency of Securities and Insurance and based on temporary differences between the tax and book values of assets and liabilities, in conformity with Technical Bulletins Nos. 60, 68, 69, 71 and 73 of the Chilean Accountants Association.

        In accordance with these accounting principles, future realization of tax benefits arising from deductible temporary differences or tax losses depends on the existence of sufficient taxable income in the future. During 2002, the Parent Company and its subsidiaries restructured their commercial operations, however they are still generating tax losses and are redefining the future planning strategy. Due to this and in accordance with Technical Bulletin No.60, the Parent Company and its subsidiaries have recorded a valuation allowance equivalent to 100% of possible taxable benefits arising from temporary differences and tax loss carry forwards.

r)      Severance indemnities

        The Parent company and its subsidiaries have not contracted with their personnel the payment of indemnities for periods of service. Amounts actually paid are charged to income as incurred.

s)      Revenue recognition

        The Parent company and its subsidiaries recognize revenues when services are rendered. The value of services rendered and not billed is included in accounts receivable.

        Prepaid calling cards

        Revenue from the sale of prepaid calling cards is recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities (see Note 17).


t)      Accounting for long-distance traffic

        International long-distance:

        Subscriber revenues

        Revenues from subscribers for international telephone services are recognized on an accrual basis. Unbilled services are included in accounts receivable.

        Trade of international traffic

        The subsidiary Chilesat S.A. has signed operating agreements with foreign correspondents setting the conditions under which long-distance traffic is both delivered and received. Under these agreements, the Parent company is entitled to receive, international traffic from each foreign correspondent in the same proportion in which the Company participates of total international traffic sent to this correspondent from Chile. The net exchange of traffic is collected or paid on the basis of the tariffs established in the respective agreements.


        Domestic long-distance traffic

        Domestic long-distance telephone revenues are recorded on the basis of calls made and measured at the switching centers, considering the tariffs contracted or prevailing for each service. Calls made but not yet billed are included in accounts receivable.

u)      Computer software

        The Parent Company and its subsidiaries operates only with computer software acquired from third parties and its cost is amortized according over their estimated useful lives, considering a maximum period of 4 years.


v)      Expenditure for research and development

        The Parent Company and its subsidiaries have not incurred in costs related to research and development of projects or special studies, otherwise, these costs should be charged to income of the period in which the costs were incurred.


w)      Statement of cash flows

        For purposes of preparation of the statements of cash flows, and in accordance with Technical Bulletin No 50 issued by the Chilean Institute of Accountants, the Parent company and its subsidiaries consider as cash equivalents all investments which are made as part of normal cash management activities.

        Cash flows provided by operating activities included all cash flows related to the Parent company and its subsidiaries' operations, including interest paid and financial income. It should be noted that the concept of operations applied in the preparation of this statement is broader than that used in the statement of income.

Note 3 - Changes in accounting principles

There were no changes in the accounting principles used during 2003 as compared to the period that could significantly affect the interpretation of these consolidated financial statements.


Note 4 - Marketable Securities

Marketable securities at each period-end were as follows:


                                                            Book Value
Instruments                                            2003           2002
                                                      Th.Ch.$        Th.Ch.$

 Shares                                               4,558             3,603
 Mutual fund units                                        -         1,955,505
                                                  ---------         ---------
Total Marketable Securities                           4,558         1,959,108
                                                  =========         =========

Note 5 - Accounts Receivable


The balance in this account at September 30, 2003 and 2002 comprises:

                                                    Currents
       ITEM                                  More than 90 days
                        Up to 90 days        Up to one period     Subtotal     Total Current (net)
                     2003          2002      2003      2002        2003         2003       2002
                     Th.Ch.$     Th.Ch.$    Th.Ch.$    Th.Ch.$     Th.Ch.$     Th.Ch.$     Th.Ch.$


 Accounts         12,250,678   10,270,637  270,365    235,989   12,521,043   7,165,148   5,946,133
  receivable
 Bad debt               -           -          -          -      5,355,895       -           -
  estimate
 Notes receivable  1,717,864   1,731,110    6,534     18,810     1,724,398    165,631     149,942
 Bad debt               -           -          -          -      1,558,767       -           -
  estimate
 Sundry debtors    1,316,292   1,490,530    15,188    24,632     1,331,480   1,331,480   1,515,162
 Bad debt
  estimate               -           -          -          -           -           -         -



Accounts Receivable:                                    2003                                     2002
                                            Th.Ch.$               %                        Th.Ch.$            %
                                            -------               -                        -------            -

Domestic customers (1)                     12,250,678                                    10,270,637
Bad debt estimate                          (5,355,895)                                   (4,560,493)
                                         ____________                                  ____________
Subtotal                                    6,894,783            96.23%                   5,710,144          96.03%
Foreign customers                             270,365                                       235,989
Bad debt estimate                                   -                                             -
                                         ____________                                  ____________
Subtotal                                      270,365             3.77%                     235,989           3.97%
                                         ____________      ____________                ____________    ____________
Total                                       7,165,148           100.00%                   5,946,133         100.00%
                                         ============      ============                ============    ============



(1): These national clients include Th.Ch.$3,212,488 (Th.Ch.$3,096,047 in 2002) corresponding to traffics to bill.

Notes receivable detail:


Checks receivable                             375,349                                       350,117
Bad debt estimate                            (336,312)                                     (316,292)
                                         ____________                                  ____________
Subtotal                                       39,037            23.57%                      33,825          22.56%

Promissory notes receivable                 1,349,049                                     1,399,803
Bad debt estimate                           1,222,455)                                   (1,283,686)
                                         ____________                                  ____________
Subtotal                                      126,594            76.43%                     116,117          77.44%
                                         ____________     ____________                 ____________    ____________
Total                                         165,631           100.00%                     149,942         100.00%
                                         ============     ============                 ============    ============
Sundry debtors detail:

 Collection entities                        1,121,838            84.26%                   1,176,493          77.65%
 Advances to suppliers                        113,056             8.49%                     116,822           7.71%
 Other receivables                             96,586             7.25%                     221,847          14.64%
                                         ____________      ____________                ____________    ____________
Total                                       1,331,480           100.00%                   1,515,162         100.00%
                                         ============      ============                ============    ============


Note 6 - Balances And Transactions With Related Companies


a)      Notes and accounts receivable from and payable to related companies


        At each period-end the accounts receivable from and payable to related companies is as follows:

Notes and Accounts Receivable


 Tax identification
 No.              Company                                Short-term                     Long-term
                                                    2003           2002            2003          2002
                                                    Th.Ch.$         Th.Ch.$        Th.Ch.$        Th.Ch.$

  Colombia        Colomsat S.A.                     -          1,095,897               -      184,478
  96.756.430-3    Chilexpress S.A.                  -            624,800               -      183,507
  96.928.370-0    Net-Chile S.A.                    -             13,555               -            -
  96.819.710-K    Texcom Chile S.A.                 -                  -          80,481       93,811

   Total                                            -          1,734,252          80,481      461,796


Notes and Accounts Payable

Tax identification
No.               Company                                          Short-term                    Long-term
                                                              2003           2002            2003          2002
                                                            Th.Ch.$         Th.Ch.$        Th.Ch.$        Th.Ch.$

 Venezuela        Texcom Telecomunicaciones C.A.                 -         56,732               -            -
 EEUU             Melbourne International Communications
                    Ltd.                                         -         33,169               -            -
 77.180.410-1     Inversiones Dona Candelaria Cia. Ltda.     5,735          5,901               -            -

  Total                                                      5,735         95,802               -            -


        Concepts and terms: 2003


        Inversiones Dona Candelaria Cia Limitada.:
        Concept: transfer to current account.
        Terms: Exigible in short term basis.

        Texcom Chile S.A.:
        Concept: Sale of equipment.
        Terms: Its collection is related to the asset realization.

b)      Transactions with related parties

        During the periods ended at September 30, 2003 and 2002, the Parent Company and its subsidiaries performed the following significant transactions with related parties, under market normal conditions:


                                                                                        2003                   2002
                                                                                ----------------------------------------------
                                                                                            Effect                 Effect
                                                                                Amount     on income    Amount    on income
                                  Nature of the                                          (Charge)/credit        (Charge)/credit
      Company       Tax id. No.   Relationship            Description           Th.Ch.$     Th.Ch.$    Th.Ch.$     Th.Ch.$
-----------------------------------------------------------------------------------------------------------------------------


Asesorias e         79.501.020-3  Common shareholder  Services received                 -            -    27,537    (27,537)
Inversiones
Santa Teresa S.A.
(1)

Chilexpress S.A.    96.756.430-3  Common Directors  Invoicing to  Chilexpress
(1)                               and Shareholders  S.A.                                -            -   364,530     308,923
                                                    Invoicing of  Chilexpress
                                                    S.A.                                -            -     1,466     (1,243)
                                                    Unmovable rentals                   -            -   132,419   (132,419)
                                                    Rental of real estate
                                                    delivered                           -            -    17,675      17,675
                                                    Exclusivity contract of
                                                    franchising and license             -            -   110,184           -
                                                    Courier services                    -            -    14,230    (12,059)
                                                    Covenant interest                   -            -    39,463      33,443

Colomsat S.A.       Colombia     Common Directors   Correspondent services
                                 and Shareholders   granted                       128,391      128,391    46,551      46,551
                                                    Correspondent services
                                                    received                            -            -     4,683     (4,683)

Gestion y Servicio  77.540.250-4 Executive of       Services received                   -            -   381,551   (323,349)
Externo  Ltda. (1)               related Company

Inversiones y       96.872.680-3 Executive          Services received                   -            -    15,261    (15,261)
Asesorias S.A. (1)

Inversiones y       78.308.470-8 Director and       Services received                   -            -    66,611    (66,611)
Asesorias                        Partner
Spiridon Ltda. (1)               in common

Inversiones Dona    77.180.410-1 Shareholder of     Services received               1,013      (1,013)         -           -
Candelaria Cia.                  filial company
Ltda.

Inversiones E.I.G.  77.633.480-4 Shareholder of     Services received                 633        (633)         -           -
Cia Ltda                         filial company

Inversiones RLM     78.429.140-5 Shareholder of
Cia Ltda                         filial company     Services received               1,520      (1,520)         -           -



Jadresic y          77.252.740-3 Director           Services received              25,279     (25,279)     1,353     (1,353)
Consultores
Asociados Ltda.

Melbourne            USA         Common Director    Correspondent services              -            -   673,302     673,302
International                    and Shareholders   granted
Communications Ltd.                                 Correspondent services
                                                    received                            -            - 1,164,713 (1,164,713)
                                                    Services granted                    -            -   341,074     341,074

Nacs Communicatios   USA         Common Director    Correspondent services         20,483     (20,483)         -           -
Inc.                             and Shareholders   received
                                 of filial

Sinergy Inversiones 96,972,010-8 Common Director    Services received               6,325      (5,360)         -           -
S.A.                             and Shareholders

Telecomunicaciones  95.017.000-K Common Directors   Interest in current
de Chile S.A. (1)                and Shareholders   account                             -            -    21,046      21,046
                                                    Rental El Salto                     -            -   542,758   (542,758)
                                                    Leasing El Salto                    -            -   137,291           -
                                                    Payment to suppliers                -            -   568,495           -
                                                    Early termination of                -            - 1,905,192   (283,105)
                                                     apart of El Salto lease




(1) This company, starting from the year 2002, he/she stopped to be related society.

Note 7 - Income and Deferred Taxes


a)      Income taxes

        At September 30, 2003 and 2002, the Parent Company and the following subsidiaries had a loss for tax purposes and therefore did not make an income tax accrual. Tax losses were as follows:


                                                                                     2003              2002
                                                                                     ----              ----
                                                                                   Th.Ch.$            Th.Ch.$

         Chilesat Corp S.A.                                                      41,428,852         35,050,910
         Chilesat S.A.                                                           32,307,734         34,759,009
         Chilesat Servicios Empresariales S.A.                                    8,765,612          7,655,925
         Texcom S.A.                                                              1,505,404            858,478
         Telsys S.A.                                                                425,464              3,329
         Net-Chile S.A.                                                             124,158                  -
         Inversiones Proventus S.A.                                                   3,653              1,916
         Gestion Integral de Clientes S.A.                                        1,013,338            446,692
         Perusat S.A.                                                               456,224            124,144
         Alliston Properties Inc.                                                   101,813             94,895

         The provisions that are shown under the item imposed to recover are the following ones:


                                                                                    2003                2002
                                                                                   Th.Ch.$             Th.Ch.$
                                                                                   -------             -------
         Vat fiscal credit (Chile)                                                  793,763            583,553
         Vat fiscal credit (Peru)                                                   123,943             73,667
         Credit for absorbed utilities                                                5,230                  -
         Monthly provisional payments (Peru)                                         14,573             15,472
         Monthly provisional payments and other credits                              69,645             41,385
         Single tax article No. 21                                                   (6,934)           (10,976)
                                                                             ---------------     --------------
         Imposed to recover                                                       1,000,220            703,101
                                                                             ===============     ==============

         The provision of Withholding Tax Article No. 21 is presented at the current liability under Tax Revenue for the period 2003 and 2002, as follows:


                                                                                      2003                2002
                                                                                     Th.Ch.$             Th.Ch.$
                                                                                     -------             -------

        Withholding Tax Article No. 21                                                 2,833              3,382
        Monthly provision payments and other credits                                    (485)              (593)
                                                                                    _________          _________
        Tax Revenues                                                                   2,348              2,789
                                                                                    =========          =========

        As of September 30, 2003 and 2002 the charge to income for Income taxes expense is detailed as follows:


                                                                                      2003                2002
                                                                                     Th.Ch.$             Th.Ch.$
                                                                                     -------             -------
        Article No. 21 withholding tax

        Chilesat Corp S.A.                                                             2,833              3,432
        Chilesat S.A.                                                                  6,154              8,526
        Telsys S.A.                                                                      780              2,159
                                                                                    _________          _________
        Total charge to results                                                        9,767             14,117
                                                                                    =========          =========


        At September 30, 2003, the Parent Company recorded no retained tax profits for distribution to its shareholders.

b)      Deferred taxes


        Deferred taxes accumulated through September 30, 2003 and 2002 are as follows:



                                                           2003
                                 --------------------------------------------------------

            Concepts                 Deferred Tax Asset          Deferred Tax Liability
                                 --------------------------  ----------------------------
                                 Short-term      Long-term     Short-term     Long-term
                                   Th.Ch$          Th.Ch$        Th.Ch$        Th.Ch$
                                   ------          ------        ------        ------


Temporary differences
Allowance for doubtful debts           965,634       1,104,583            -              -
Deferred revenues                      268,240         635,541            -              -
Vacation accrual                        62,564             771            -              -
Loss for tax purposes                        -      14,684,788            -              -
Fixed asset depreciation                   908           8,415      155,065      1,437,871
Leased assets                                -               -      250,173      2,061,204
Leased Debtors                                                        6,940
Lease payables                         169,664       2,269,993            -              -
Other provisions                        80,450               -       55,747              -
Complementary accounts - net of
accumulated amortization                33,956       3,633,425      138,628      3,036,887
Provision for valuation              1,513,504      15,070,666      329,297        462,188
Totals                                       -               -            -              -





                                                      2002
                                 ----------------------------------------------------------

            Concepts                   Deferred Tax Asset            Deferred Tax Liability
                                 --------------------------   ------------------------------
                                     Short-term     Long-term     Short-term        Long-term
                                      Th.Ch$         Th.Ch$        Th.Ch$           Th.Ch$
                                      ------         ------        ------           ------


Temporary differences
Allowance for doubtful debts              773,516       797,688              -               -
Deferred revenues                         297,717       781,623              -               -
Vacation accrual                           61,860           792              -               -
Loss for tax purposes                           -    13,315,701              -               -
Fixed asset depreciation                        -             -        186,960       1,781,965
Leased assets                                   -             -        227,472       1,924,039
Leased Debtors
Lease payables                            177,242     2,433,610              -               -
Other provisions                          124,890             -              -               -
Complementary accounts - net of
accumulated amortization                   33,882     3,912,162        124,680       3,869,067
Provision for valuation                 1,401,343    13,417,252        289,752       (163,063)
Totals                                          -             -              -               -


c) The detail of income taxes included in the income statement is as follows:



        Item                                                                        2003                2002
                                                                                   Th.Ch.$             Th.Ch.$
                                                                                   -------             -------

        Current tax expense (tax accrual)                                         (9,767)          (14,117)
        Effect of deferred tax assets
        for the period                                                         1,270,020         2,902,711
        Effect of amortization of deferred tax asset and
        liability complementary accounts                                        (482,643)        2,672,159
        Effect for assets or liabilities for deferred tax
        due to changes in provision for valuation                               (787,377)       (5,574,870)
                                                                                _________       ___________
        Total                                                                     (9,767)          (14,117)
                                                                                =========       ===========


Note 8 - Other Current Assets


At each period-end, other current assets consisted of:

                                                                                    2003                2002
                                                                                   Th.Ch.$             Th.Ch.$
                                                                                   -------             -------

Time Deposits and Securities in Guarantee                                           818,642            110,705
Financial instruments with buyback provisions                                     1,347,770                  -
                                                                                  __________          _________
Total                                                                             2,166,412             110,705
                                                                                  ==========          =========

Note 9 -  Operations of purchases with resale commitment


Code           Date                       Tally                  Currency     Sub-   Rate  Final Value  Identification   Market
                                                                 of origin scription                    of Instruments    value
                                                                             value
                                                                            Th.Ch$            Th.Ch$                     Th.Ch$
       Inicio         Termino
=================================================================================================================================

CRV    24-Sep-03      1-Oct-03  Santander S.A. Agente de Valores   Pesos   336.352   0.23%   336.533   PRD02C1201-BCCH  336.507
CRV    24-Sep-03      4-Oct-03  Santander S.A. Agente de Valores   Pesos   165.974   0.23%   166.063   PDBC040514-BCCH  166.051
CRV    24-Sep-03      4-Oct-03  Banco de Credito e Inversiones     Pesos   385.000   0.23%   385.207   BCP0800904-BCCH  385.177
CRV    29-Sep-03      6-Oct-03  Banco de Credito e Inversiones     Pesos   206.037   0.23%   206.148   BCP0800783-BCCH  206.053
CRV    29-Sep-03      6-Oct-03  Banco de Credito e Inversiones     Pesos   253.963   0.23%   254.099   BCP0800805-BCCH  253.982

       Total                                                             1,347.326         1,348.050                  1,347.770


Note 10 - Property, Plant and Equipment

a)      At each period-end, property, plant and equipment is as follows:

                                                     2003                                              2002
                                   --------------------------------------------    -----------------------------------------------
                                                      Accumulated                                       Accumulated
               Item                Gross value        depreciation    Net value       Gross value       depreciation     Net value
                                     Th.Ch.$            Th.Ch.$        Th.Ch.$          Th.Ch.$           Th.Ch.$         Th.Ch.$
                                   -------------      ---------      -----------      ------------      ----------      ----------

 Land                                  542,109                 -        542,109          608,569                 -         608,569
 Buildings and infrastructure       49,078,350      (18,038,229)     31,040,121       49,145,209      (15,432,380)      33,712,829
 Machinery and equipment            60,157,939      (39,571,977)     20,585,962       59,858,439      (35,042,189)      24,816,250
 Other fixed assets
      Furniture                      2,378,493       (1,843,967)        534,526        2,067,787       (1,582,280)         485,507
      Vehicles                         151,075         (119,693)         31,382          160,418         (113,896)          46,522
      Leased assets                 18,505,663       (4,864,735)     13,640,928       17,506,211       (4,514,024)      12,992,187
      Software                       5,196,609       (3,883,457)      1,313,152        4,312,723       (2,928,315)       1,384,408
      Spare-parts                      362,263          (93,949)        268,314          430,543         (190,518)         240,025
                                   -----------      -----------      ----------      -----------      -----------       ----------

 Total other fixed assets           26,594,103      (10,805,801)     15,788,302       24,477,682       (9,329,033)      15,148,649
                                    ==========      ===========      ==========       ==========       ==========       ==========

 Total fixed asset                 136,372,501      (68,416,007)     67,956,494      134,089,899      (59,803,602)      74,286,297
                                   -----------      -----------      ----------      -----------      -----------       ----------


b)      Depreciation for the period

        The detail of depreciation expense during 2003 and 2002 consisted of:

                                                                                     2003                2002
                                                                                     ----                ----
                                                                                    Th.Ch.$             Th.Ch.$


        Cost of sales                                                               7,537,291          8,274,659
        Selling and administrative expenses                                           970,321          1,068,081
                                                                                   __________         __________
        Total                                                                       8,507,612          9,342,740
                                                                                   ==========         ==========

c)      Leased assets

        The following assets were acquired by the Company under financial lease arrangements:


                                         2003                                        2002
                     ------------------------------------------    --------------------------------------------

                       Gross value     Accumulated                               Accumulated
 Description                           depreciation   Net value    Gross value   depreciation      Net value
                         Th.Ch.$       Th.Ch.$        Th.Ch.$      Th.Ch.$        Th.Ch.$          Th.Ch.$
                         --------      --------      --------      ---------      ----------      ------------

Buildings                  1,727,435    (623,122)      1,104,313    1,732,580       (599,605)        1,132,975
Plant and equipment       10,383,040  (3,095,421)      7,287,619    9,378,336     (3,094,556)        6,283,780
Fiber optic network        6,395,188  (1,146,192)      5,248,996    6,395,295       (819,863)        5,575,432
                          ----------  -----------     ----------   ----------     -----------       ----------
        Total             18,505,663  (4,864,735)     13,640,928   17,506,211     (4,514,024)       12,992,187
                          ----------  -----------     ----------   ----------     -----------       ----------

     The companies do not legally own assets acquired under financial leases until they exercise their purchase option. Accordingly, the companies may not freely dispose of them.

     The principal lease agreements maintained by the Company at September 2003 were as follows:

        Supplier                            Average Duration     Average Balance            Type of Assets
        --------                            ----------------     ---------------            --------------

        Cia. de Seguros La Prevision            25 years           23.8 years          Buildings
        Security Leasing                        25 years           23.8 years          Buildings
        Entel S.A.                              20 years           15.0 years          Fiber optic
        IBM de Chile S.A.C.                      3 years            1.5 years          Communication equipment
        CIT Leasing                              2 years            2.6 years          Communication equipment
        Sonda S.A.                               3 years            0.7 years          Computer equipment
        Adexus Chile S.A.                        3 years            0.5 years          Communication equipment
        South Hills Datacomm Chile S.A.          3 years            0.9 years          Communication equipment
        Coasin Chile S.A.                        3 years            1.3 years          Communication equipment
        Video Corp Ltda.                         3 years            2.9 years          Communication equipment
        Citibank                                 3 years            3.0 years          Communication equipment
        Xerox de Chile S.A.                      4 years            0.2 years          Printer

Note 11 - Investments in Related Companies

a)      The investment in related companies is as follows:



                                        Control              Ownership     Companies'             Revenue for     Deferred
    TAX                      Country    currency    Number   percentage     equity                the period      revenue
Identification               of         of the      of       2003    2002     2003      2002    2003     2002   2003     2002
    Number      Companies    origin     investment  shares     %       %     Th.Ch$    Th.Ch$   Th.Ch$   Th.Ch$ Th.Ch$   Th.Ch$
    ------      ---------    ------     ----------  ------     -       -     ------    ------   ------   -----  ------   -----

   U.S.A.    Melbourne
             International
             Communications
             Ltd.              U.S.A.   US$               -    19.90   19.90     -    (696,905)    -   (1,520,633)  -   (302,606)
96.928.370-0 Net-Chile S.A.(1) Chile    Ch.$      1,000,000   100.00  100.00     -     (18,810)    -      (25,545)  -          -

   Total




                                                           Value                         Book value
                                        Control           at equity method            of the investment
    TAX                      Country    currency         ------------------------  ---------------------
Identification               of         of the               2003          2002       2003       2002
    Number      Companies    origin     investment         Th.Ch$          Th.Ch$    Th.Ch$     Th.Ch$
    ------      ---------    ------     ----------         ------        ---------  ------   ----------

   U.S.A.    Melbourne                                          -              -         -            -
             International
             Communications
             Ltd.              U.S.A.   US$
96.928.370-0 Net-Chile S.A.(1) Chile    Ch.$                    -              -         -            -

   Total                                                        -              -         -            -



(1) This society consolidates because he/she entered in operations starting from the year 2003.

Note 12 - Goodwill


Goodwill at September 30, 2003 and 2002 is as follows:

                                                                2003                                2002
                                                   ------------------------------------------------------------------------
       Tax                     Company                   Balance                           Balance
  Identification                                        amortized         Goodwill        amortized         Goodwill
      Number                                        during the period                 during the period
                                                         Th.Ch.$          Th.Ch.$          Th.Ch.$           Th.Ch.$
--------------------      --------------------           -------          -------          -------           -------

      U.S.A.       Telecomunications
                        Investment Joint Venture            5,104           1,689            5,950              9,902
   96.756.140-1   Telsys S.A                                4,981         110,602           10,775            119,435
   96.969.270-8   Inversiones Proventus S.A.               11,723         296,963            1,252            299,186
   96.937.100-6   Gestion Integral de Clientes S.A.         1,282          32,493              218             34,104
                                                           ------         -------           ------            -------
 TOTAL                                                     23,090         441,747           18,195            462,627
                                                           ------         -------           ------            -------

Note 13 - Other Long-Term Assets


The balance of this account at the end of each period is comprised of the following:

                                                     2003              2002
                                                     ----              ----
                                                   Th.Ch.$           Th.Ch.$

 Deposits and securities in guarantee              37,113            100,898
 Other                                                  -             29,728
                                                 ________          _________
 Total                                             37,113            130,626
                                                 ========          =========

Note 14 - Due To Banks and Financial Institutions, Short-Term

At each year-end, the Company's liabilities maintained with banks and financial institutions consisted of:

                                                  Types Of Currencies and Indexes of Readjusts
                                                  --------------------------------------------
    Tax
Identification   Bank or financial      Dollars of United   Others foreign                     Currencies non
  Number         institution                States           currencies       UF currencies          index              Total
  ------         -----------                ------           ----------       -------------          -----              -----
                                        2003      2002     2003     2002      2003    2002     2003     2002      2003     2002
                                      Th.Ch.$   Th.Ch.$  Th.Ch.$  Th.Ch.$  Th.Ch.$   Th.Ch.$  Th.Ch.$  Th.Ch.$     M$       M$

             Corto Plazo

Foreigner    Banco Continental
Foreigner      (Peru)(1)                   -        624       -       -         -         -       -        -         -       624
             Banco Credito (Peru)
               (1)                                1,702       -       -         -         -       -        -         -     1,702
Foreigner    Banco Wiese (Peru) (1)        -      1,380       -       -         -         -       -        -         -     1,380
              Total                        -      3,706       -       -         -         -       -        -         -     3,706

             Mount owing capital           -      3,706       -       -         -         -       -        -         -     3,706

             Rate pondered interest        -      12.00%      -       -         -         -       -        -

             Long term portion
               short term

Foreigner    Mortgage Payable-Lynch      883        985       -       -         -         -       -        -       883       985
Foreigner    Mortgage Payable-PNC
               Trust                     589        658       -       -         -         -       -        -       589       658
Foreigner    Mortgage Payable-Gober      491        548       -       -         -         -       -        -       491       548
Foreigner    United-House              2,535      2,840       -       -         -         -       -        -     2,535     2,840
97,004.000-5 Banco de Chile                -          -       -       -   445,751   447,137       -        -   445,751   447,137
97,006.000-6 Banco Credito e
               Inversiones                 -          -       -       -   203,694   205,896       -        -   203,694   205,896
97,036.000-K Banco Santander
               Santiago                    -          -       -       -    84,456    21,334       -        -    84,456    21,334
               Total                   4,498      5,031       -       -   733,901   674,367       -        -   738,399   679,398

            Mount owing capital        4,498      5,031       -       -   640,936   638,959       -        -   645,434   643,990

            Rate pondered interest     10.38%     10.38%      -       -     5.57%     4.15%       -        -


Percentage of interest in foreign currency: 0.61%

Percentage obligations national currency:   99.39%

(1) These amounts correspond to overdraft accountant

Note 15 - Due To Banks And Financial Institutions, Long-Term

At each period-end, the Company's liabilities maintained with banks and financial institutions consisted of:


                                                                                                       2003             2002
                                                                                                       ----             ----
                                                                                               Total
                                                                                               long                     Total
                                                                                               term at                  long term
                                                                                               the                      at the
                                                                                               date of                  date of
                            Currency                      Periods to maturity                  close        Annual      close
Tax            Bank or         or                         -------------------                  of the      average      of the
Identification financial   adjustment 1 to 2   2 to 3   3 to 5    5 to 10    More than 10     financial    interest     financial
Number         institution    index   periods  periods  periods   periods     periods        statements      rate       statements
------         -----------    -----   -------  -------  --------  -------  ---------------   ----------    --------     ----------
                                                                           Amount
                                       Th.Ch.$  Th.Ch.$  Th.Ch.$  Th.Ch.$  Th.Ch.$    Term      Th.Ch.$       %            Th.Ch.$
              Banco de la
              Prov. De
Foreigner     Buenos Aires    US$          -        -         -      -      723,659   2,017     723,659          -         744,645

              Interbanks
Foreigner     A.S.            US$          -        -         -      -      723,658   2,017     723,658          -         744,644

              Mortgage
Foreigner     Payable-Lynch   US$         899    1,003    43,769     -        -         -        45,671       11.00         54,233

              Mortgage
              Payble-PNC
Foreigner     Trust           US$         599      669    29,082     -        -         -        30,350       11.00         36,043

              Mortgage
              Payable-Gober

Foreigner     Gober           US$         500      557    24,241     -        -         -        25,298       11.00         30,042

Foreigner     United-House    US$       2,554    2,779     6,318   26,851   195,276  2,012      233,778        8.50        276,241

97.004.000-5  Banco de Chile  U.F.    424,986  424,987        -      -        -         -       849,973    Tab 180+2%   11,273,921
              Banco
              Credito e

97.006.000-6  Banco           U.F.    193,142  193,142        -      -        -         -       386,284    Tab 90+2%       578,953
              Credito e
              Inversiones

97.036.000-K  Banco           U.F.     24,543   26,316    58,405  187,328   134,549  2,016      431,141        6.90        452,432
              Santander
              Santiago

97.036.000-K  Banco           U.F. 11,258,892     -           -      -        -         -    11,258,892    Tab 180+3%          -
              Santander
              Santiago

Totals                             11,906,115  649,453   161,815  214,179 1,777,142          14,708,704                 4,1991,154


  Liabilities in foreign
  currency                       12.12%
  Liabilities in local
  currency:                      87.88%

Note 16 - Accrued Liabilities and Write-Offs

a)     Accrued liabilities for each period are as follows:


                                                                                    2003                2002
                                                                                    ----                ----
                                                                                   Th.Ch.$             Th.Ch.$
       Short-term accrued liabilities

        Vacations                                                                     404,615            436,868
        Compensation time of services (Peru)                                           32,153             23,118
        External Advising                                                                  -             136,393
        Current accounts of the related companies                                     783,421          1,913,434
        Other accrueds                                                                  7,894             69,277
                                                                                    _________          _________
        Total                                                                       1,228,083          2,579,090
                                                                                    =========          =========
        Long-term accrued liabilities:

        Negative equity on investments in related companies                          474,131           1,803,695
                                                                                     ========          =========

b) Provisions and allowances shown deducted from the respective asset accounts:


        Accounts receivable                                                         5,355,895          4,560,493
        Notes receivable                                                            1,558,767          1,599,978
        Adjustment to the market value of marketable securities                         1,238              2,194


c)      Write-offs:

         Accounts receivable                                                          841,083          1,403,991
         Current accounts average related companies                                 6,963,797              -
         Property, Plant and Equipment                                                250,329              -



Note 17 - Other Long-Term Liabilities


The detail of this account is as follows:

                                                                                 2003                2002
                                                                                 ----                ----
                                                                                Th.Ch.$             Th.Ch.$

Rental of connections and transmission media (1)                                  906,961             977,661
Right of use and services agreement   (2)                                       3,394,718           4,263,130
Fiber optic maintenance agreement   (3)                                                 -              81,948
                                                                                _________          __________
Sub total (deferred revenue)                                                    4,301,679           5,322,739

Other long-term liabilities                                                        84,130             118,173
                                                                                _________          __________
Total                                                                           4,385,809           5,440,912
                                                                                =========          ==========

(1) The Parent company maintains deferred revenues generated from a rental agreement for connections and transmission media for telecommunication signals entered with Telesat S.A.

(2) On April 21, 1997, Chilesat S.A. entered into a Right of Use and Services Agreement with Chilesat Telefonia Personal S.A. with respect to the former company's fiber optic network for a period of eleven years and six months. The Agreement was paid by Chilesat Telefonia Personal S.A., in advance, by offsetting a receivable from Chilesat S.A. relating to a capital increase of Chilesat Telefonia Personal S.A. This amount is amortized to income over the period of the Agreement.

(3) On June 3, 1998, Chilesat S.A. signed an agreement with CTC Mundo for the preventive and corrective maintenance of fiber optic cable and related elements owned by that company. The amount is being amortized to income over the 71-month period of the contract.

The current portion of deferred revenue is as follows:

                                                                                  2003                2002
                                                                                 Th.Ch.$             Th.Ch.$

       Rental of connections and transmission media (1)                             41,387              42,713
       Right of use and services agreement   (2)                                   874,483             874,293
       Fiber optic maintenance agreement   (3)                                      79,638             140,482
       Cards of prepaid                                                             12,717                   -
       Other                                                                        54,271             100,954
                                                                                 _________           _________
       Total                                                                     1,062,496           1,158,442
                                                                                 =========           =========

Note 18 - Minority Interest


This balance corresponds to the portion of the following subsidiaries' equity owned by third parties, as follows:


                                               2003                                           2002
                            ---------------------------------------  -----------------------------------------------
                            Minority                   Income           Minority                      Income
        COMPANY             Interest   Amount          Statement        interest      Amount         Statement
                              %       Th.Ch.$          Th.Ch.$             %          Th.Ch.$          Th.Ch.$
                              -       -------          -------             -          -------          -------

Chilesat S.A.                0,01         4,615             96           0,01               380             547
Chilesat Servicios
  Empresariales S.A.         0,01         2,444             68           0,01             2,548              83
Telecommunications
  Investment
  Joint Venture             10,00        64,452         14,761          10,00           143,103          87,608
Inversiones Proventus
  S.A.                      45,00     (104,003)        205,894          45,00           160,782          18,987
                            -----     --------         -------          -----           -------          ------
                                       (32,492)        220,819                          306,813         107,225
                 Total

Note 19 - Shareholders' Equity


a)     During 2003 and 2002, changes in shareholders' equity were as follows:


                                                                                     Other reserves
                                                                              -----------------------------
                                                    Reserve for     Share      Variation in
                                        Paid-in       capital      Premium    equity related   Exchange
                                        capital     reappraisal    Account    to ADR's issued  Adjustment
                                        Th.Ch.$       Th.Ch.$      Th.Ch.$        Th.Ch.$       Th.Ch.$
                                        -------       -------      -------        -------       -------

Balance at January 1, 2002            101,153,178        -         985,010      (3,947,138)    (364,210)

Distribution of prior period loss          -             -            -              -             -

I increase of the capital with
emission of payment actions            80,336,367        -            -              -             -

Accumulated deficit from
subsidiaries in development stage          -             -            -              -             -

Exchange adjustment                        -             -            -              -         (377,150)

Capital restatement                        -         2,229,672      12,805         (51,313)      (4,734)

Net loss for the period                    -             -             -             -             -

                                      -----------    ---------     -------      -----------     --------
Balance at September 30, 2002         181,489,545    2,229,672     997,815      (3,998,451)    (746,094)
                                      -----------    ---------     -------      -----------     --------


Up-to-date balances for comparative
effects                               186,752,742    2,294,332    1,026,752     (4,114,406)    (767,731)
                                      -----------    ---------    ---------     -----------    ---------




                                                                Accumulated
                                        Reserve                 deficit from
                                      for future   Accumulated  development   Net loss for
                                       dividends     deficit       stage       the period     Total
                                        Th.Ch.$      Th.Ch.$      Th.Ch.$       Th.Ch.$      Th.Ch.$
                                        -------      -------      -------       -------      -------

Balance at January 1, 2002             7,933,064  (80,434,968)  (2,184,018)  (51,839,576) (28,698,658)

Distribution of prior period loss     (7,933,064) (46,090,530)   2,184,018    51,839,576        -

I increase of the capital with
emission of payment actions                -            -            -             -       80,336,367

Accumulated deficit from
subsidiaries in development stage          -            -         (24,823)         -          (24,823)

Exchange adjustment                        -            -            -             -         (377,150)

Capital restatement                        -       (1,644,832)       -             -          541,598

Net loss for the period                    -            -            -       (10,673,912) (10,673,912)

                                                  ------------    -------    -----------   ----------
Balance at September 30, 2002              -      (128,170,330)   (24,823)   (10,673,912)  41,103,422
                                                  ------------    -------    -----------   ----------
Up-to-date balances for comparative        -      (131,887,270)   (25,543)   (10,983,455) (42,295.421)
effects                                           ------------    -------    -----------   ----------


                                        Paid-in     Reserve for     Share     Other reserves
                                                                              ------------------------------
                                        Paid-in       capital      Premium    Variation in
                                                    reappraisal    Account    equity related   Exchange
                                                                              to ADR's issued adjustment

                                        Th.Ch.$       Th.Ch.$      Th.Ch.$        Th.Ch.$       Th.Ch.$
                                        -------       -------      -------        -------       -------


Balance at January 1, 2003            186,724,203        -        1,014,561     (4,065,552)    (420,017)

Distribution of prior period loss          -             -            -              -             -

Acumulative exchange adjustment            -             -            -              -          403,699

Capital restatement                        -         2,240,690       12,174        (48,787)      (5,040)

Net loss for the period                    -             -            -              -              -
                                      -----------    ---------    ---------     -----------    ----------
Balance at September 30, 2003         186,724,203    2,240,690    1,026,735     (4,114,339)    (21,358)


                                         Reserve    Accumulated  Accumulated    Net loss       Total
                                       for future     deficit    deficit from    for the
                                        dividends                development     period
                                                                   stage
                                         Th.Ch.$      Th.Ch.$      Th.Ch.$       Th.Ch.$      Th.Ch.$
                                         -------      -------      -------       -------      -------


Balance at January 1, 2003                  -      (130,321,264)   (28,942)   (13,521,096)  39,381,893

Distribution of prior period loss           -       (13,550,038)    28,942     13,521,096        -

Acumulative exchange adjustment             -            -             -            -          403,699

Capital restatement                         -        (1,726,454)       -            -          472,583

Net loss for the period                     -            -             -       (8,147,138)  (8,147,138)
                                        --------   -------------    -------     ----------  ----------
Balance at  September 30, 2003              -      (145,597,756)       -       (8,147,138)  32,111,037


At the Special General Shareholder's Meeting held on January 30, 2002, it was agreed to increase de equity capital, divided into 7,470,659,529 shares of the A series and 7,177,692,488 shares of the B series, of the same placement value for both series of Ch.$18 per share. Concluding the process of capitalization on May 30, 2002, there were only subscriptions and payments for a total of 4,463,131,538 for a total amount of Th.Ch.$80,336,367 (historic value), of which 4,051,796,724 shares of the A series and the remaining 411,334,814 shares of the B series. Therefore concluded this process of capitalization the new equity capital remained for the total of 4,691,058,511 shares, divided into 4,168,139,480 shares of the A series and 523,019,031 shares of the B series.

With date July 9 of 2002, of conformity with the article 5 Recruit of the social statutes, the term of validity expired for the series of actions of the Society and its respective preferences. As the above-mentioned consequence, the capital of the Society was divided in 4,691,058,511 ordinary, nominative actions, of oneself value and worthless nominal, all which belong to oneself series and they don't enjoy preference some.

With date July of 2002, 17 took place an Extraordinary Meeting of Shareholders approving you to diminish in 10 times the total number of actions in that the capital of the Society was divided, without altering the I mount of this, passing of 4,691,058,511 ordinary, nominative actions, of same value each an and worthless nominal to 469,105,851 characteristic actions of equals.

In Extraordinary General Meeting of Shareholders of the Society, taken place with date September of 2003, 24 he/she remembered to increase the social capital in the sum of M$16.500.000 represented by the quantity from
137.500.000 characteristic actions of equals to the existent ones. With this emission the social capital you would increase to $203.224.202.935 divided in
606.605.851 nominative actions of oneself and only series, worthless nominal, the one that will be entirely undersigned and paid inside the three year-old term from the date of the Meeting, being authorized to the Directory to make their emission and placement.

Number of actions:

                Series                No. of           No. of        No. of
                                    subscribed          paid         voting
                                      shares           shares      right shares
                                      ------           ------      ------------

Unique series                      469,105,851       469,105,851   469,105,851


Capital (Amount - Th.Ch.$)


                Series              Subscribed           Paid
                                      capital         In capital
                                      -------         ----------

Unique series                      186,724,203       186,724,203

b)     Other Reserves

       Equity variations relating to the placement of ADR's

       Tax Reg.                                                                               Amount
       Number                               Company                              for the period        Accumulated
       ------                               -------                              --------------        -----------
                                                                                 Th.Ch.$               Th.Ch.$

       94.675.000-K                   Chilesat Corp S.A.                                    -          4,114,339
                                                                                    _________          _________
       Total                                                                                -          4,114,339
                                                                                     ========           ========

-      The adjustment for exchange difference is as follows:

       Tax Reg.                                                                               Amount
       Number                               Company                              for the period        Accumulated
       ------                               -------                              --------------        -----------

       96.628.790-K                   Texcom S.A.                                   (403,699)             21,358
                                                                                    _________          _________
       Total                                                                        (403,699)             21,358
                                                                                    _________          _________
       Total other reserves                                                         (403,699)          4,135,697
                                                                                    =========          =========

Note 20 - Other Non-Operating Income and Expenses

The detail is as follows:

-      Other non-operating income:

                                                                                    2003                2002
                                                                                   Th.Ch.$             Th.Ch.$
       Insurance recoveries                                                             5,771             44,635
       Reverse excess of bank interests of the year 2001 (1)                                -          1,465,181
       Reversal of negative stockholders' equity Texcom USA (2)                     6,715,392                  -
       Recovery of bad debt                                                               562                478
       Reverse of provision previous years                                            946,523                  -
       Suppliers' Discount                                                             27,318            537,429
       Credit for absorbed utilities                                                    5,234                  -
       Other                                                                           37,757             31,484
                                                                                    _________          _________
       Total                                                                        7,738,557          2,079,207
                                                                                    =========          =========

-      Other non-operating expenses:
                                                                                    2003                2002
                                                                                   Th.Ch.$             Th.Ch.$

       Severance indemnities (2)                                                      134,282                  -
       Expenses in the precautionary judicial agreement                                     -          1,178,916
       Study of new projects                                                          623,681             85,199
       Expenses of foreign affiliates                                                  65,297            626,333
       Expenses of last years                                                         298,701                  -
       Severance indemnities                                                          129,347                  -
       External consultancies                                                         246,634                  -
       Penalty related companies (2)                                                6,070,130                  -
       Penalty related companies                                                      411,134
       Penalty fixed assets (2)                                                       250,329                  -
       Expenses for closing of affiliate (2)                                          276,734                  -
       Expenses unmovable                                                                   -            262,612
       Expenses for siniestral materials                                                    -             30,596
       Other                                                                          270,662            167,753
                                                                                    _________          _________
       Total                                                                        8,776,931          2,351,409
                                                                                    =========          =========

(1) He mounts signal it corresponds to the countable reverse of the interests penal foreseen product of the term of the negotiation with the financial creditors.

(2) On May 1, 2003, it decided to discontinue its operations in the United States Market. NACS Communications Inc., an affiliate of Texcom S.A., with offices in the city of Miami, Florida, has proceeded to submit itself to the liquidation procedure ruled by Chapter VII of the bankruptcy legislation of said country.

Note 21 - Price-Level Restatement


The detail of the price-level restatement is as follows:


ASSETS (CHARGES) CREDITS
                                                         Restatement
                                                            Index                   2003                2002
                                                            -----                   ----                ----
                                                                                   Th.Ch.$             Th.Ch.$

Current Assets:
Marketable securities                                         CPI                          96                132
Deposits to term                                              UF                       28,540              2,680
Accounts receivable                                           CPI                     316,903            154,009
Notes receivable                                              UF                          333              3,053
Notes receivable                                              CPI                       1,246              1,833
Sundry debtors                                                CPI                       1,893                696
Notes and accounts receivable from related companies          UF                      181,156            196,587
Notes and accounts receivable from related companies          CPI                      70,017            (1,651)
Recoverable taxes                                             CPI                       8,878              8,058
Prepaid expenses                                              CPI                       3,456                360
Prepaid expenses                                              UF                        5,037              1,984
Other current assets                                          CPI                           9              1,734
Other current assets                                          UF                        4,473              1,090

Property, Plant and Equipment                                 CPI                     844,034          1,037,190

Other Assets:
Investments in related companies                              CPI                           -            203,917
Goodwill                                                      CPI                       5,941              4,841
Notes and accounts receivable from related companies          UF                            -             91,070
Notes and accounts receivable from related companies          CPI                     412,562            405,407
Other assets                                                  CPI                           4                 10
Other assets                                                  UF                          424             22,011

Expense and cost accounts                                     CPI                     140,768            308,942
                                                                                   __________         __________
Total (Charges) Credits                                                             2,025,770          2,443,953
                                                                                    =========          =========



LIABILITIES-SHAREHOLDERS' EQUITY                Restatement              2003                   2002
(CHARGES) CREDITS                                  Index               Th.Ch.$                Th.Ch.$


Current Liabilities:
   Due to banks and financial institutions,
short-term                                           UF                    (15,713)                  7,318
   Due to banks and financial institutions,
short-term                                          IPC                          -                (487,667)
   Long-term obligations with maturities
within one period                                    UF                    (42,247)                (30,505)
   Long-term obligations with maturities
within one period                                   IPC                    (58,006)                (39,074)
   Accounts payable                                 IPC                   (212,966)               (159,760)
   Accounts payable                                  UF                    (59,766)                (29,131)
   Notes payable                                    IPC                          -                 (15,019)
   Notes payable                                     UF                     (2,375)                   (767)
   Notes and accounts payable to related
companies                                            UF                     (2,143)                (30,230)
   Notes and accounts payable to related
companies                                           IPC                   (197,281)               (279,556)
   Sundry Debtors                                    UF                          -                      (9)
   Provisions                                       IPC                     (7,070)                      -
   Income taxes                                     IPC                        (52)                    644
   Deferred revenue                                 IPC                    (11,186)                 (9,038)
   Other current liabilities                        IPC                          -                    (472)

Long-term Liabilities:
   Due to banks and financial institutions,
long-term                                            UF                   (204,727)                  1,333
   Due to banks and financial institutions,
long-term                                           CPI                          -                 653,687
   Notes payable, long-term                          UF                    (91,574)              (121,424)
   Notes payable, long-term                         IPC                    (30,052)               (37,024)
   Notes and accounts payable to related
companies                                            UF                   (178,551)               (91,653)
   Notes and accounts payable to related
companies                                           IPC                   (244,429)              (355,022)
   Provisions, long-term                            IPC                   (118,775)               (52,291)
   Others long-term liabilities                     IPC                    (11,914)              (253,935)

Shareholders' Equity                                IPC                   (472,583)              (557,304)

Income accounts                                     IPC                   (136,692)              (411,854)
                                                                   ----------------      -----------------
Total (Charges) Credits                                                 (2,098,102)            (2,298,753)
                                                                   ----------------      -----------------
(Loss) Gain on Price-level Restatement                                     (72,332)                145,200
                                                                   ================      =================

Note 22 - Exchange Differences

The detail is as follows:


                 Assets (Charges) Credits                     Currency            2003               2002

                                                                                 Th.Ch.$            Th.Ch.$
Current Assets:
   Cash                                                      US Dollar                (49,729)           (99,922)
   Time deposits                                             US Dollar                (33,706)            155,815
   Accounts receivable                                       US Dollar               (926,072)            970,603
   Documents to get paid                                     US Dollar                 (3,448)                292
   Sundry debtors                                            US Dollar                  58,911              1,370
   Notes and accounts receivable from related companies      US Dollar               (919,717)            205,004
   Prepaid expenses                                          US Dollar                 (1,580)              1,406
   Other current assets                                      US Dollar                       -             69,087

Other Assets:
   Investments in related companies                          US Dollar               (327,344)            434,357
   Notes and accounts receivable from related companies      US Dollar             (2,479,352)          4,321,847
   Other assets                                              US Dollar                     272                  -
                                                                                   ----------           ---------
Total (Charges) Credits                                                            (4,681,765)          6,059,859
                                                                                   ===========          ==========



            Liabilities - Shareholders' Equity
                     (Charges) Credits                          Currency        Th.Ch.$            Th.Ch.$


Current Liabilities:
   Due to banks and financial institutions, short-term         US Dollar                    -          1,868,198
   Long-term obligations with maturities within one period     US Dollar              494,629          (545,594)
   Accounts payable                                            US Dollar            1,051,671        (1,651,613)
   Notes payable                                               US Dollar                5,473          (255,287)
   Notes and accounts payable to related companies             US Dollar            1,161,103        (1,693,458)
   Sundry creditors                                            US Dollar               74,120                  -
   Other current liabilities                                   US Dollar                    -                 64

Long-term Liabilities:
   Due to banks and financial institutions, long-term          US Dollar                    -        (1,221,711)
   Notes payable, long-term                                    US Dollar              236,353          (536,945)
   Notes and accounts payable to related companies             US Dollar            2,009,729        (3,698,137)
   Goodwill long term                                          US Dollar                    -          (287,188)

Total (Charges) Credits                                                             5,033,078        (8,021,671)
                                                                                    ---------        ----------
Exchange differences Gain (Loss)                                                      351,313        (1,961,812)
                                                                                    =========        ==========


Note 23 - Contingencies and Commitments


   Worthy of the                                 Type of                                                Pending balances
     guarantee                Debtor            guarantee        Committed Assets                      of payment to the
                                                                                                       date of the financial
                                                                                                             states



     ---------                ------            ---------        ----------------         --------------------------------
                                                                                         Countable
                                                                                           Value        2003        2002
                         Name     Relationship                          Type              Th.Ch.$      Th.Ch.$     Th.Ch.$
                         ----     ------------                          ----              -------      -------     -------
Banco de Credito e    Chilesat                 Garment           Equipment
Inversione            S.A.        Branche      Industrial        Telecommunications        1,119      589,978      784,849

Banco de Chile        Chilesat                 Hipoteca y        Parcel 28; Lo         1,116,756    1,295,724    1,721,058
                      S.A.        Branche      Prenda            Canas; Teams of
                                               Industrial        telecommunications
                                                                 and properties of
                                                                 branches.

ENTEL S.A.            Chilesat                                   I hire of mutual
                      S.A.        Branche      Prenda            to finance
                                                                 construction of
                                                                 net of optic fiber
                                                                                       3,068,309    5,988,144    6,217,899
Banco Santander       Gestion
Santiago              Integral
                      de                                         Costanera Pacifico
                      Clientes                                   Building (Local
                      S.A.        Branche      Hipoteca          and Parkings)           584,022      453,948           -



 Worthy
 of the
guarantee                                      Liberation of guarantees
---------                                      ------------------------
                        2004      Assets     2005                2006
                        Th.Ch.$    Th.Ch.$   Th.Ch.$   Assets      M$          Asssets
                       -------    -------   -------   ------      --          -------
 Banco de Credito e      -            -        -         -       1,119      Equipment
 Inversione                                                   '

Banco de Chile           -            -        -         -   1,116,756      Properties and

Entel S.A.               -            -        -         -           -      equipment

                     105,649      Mutuo   115,338     Mutuo    125,862      Mutuo
                         -            -        -         -         -         -
Banco Santander          -            -        -         -         -         -
Santiago

Chilesat S.A.

On September 23, 2002 Chilesat S.A. established in favor of IBM a commercial pledge and prohibition to tax and dispose of, on the rights and credits generated from the Agreement for Rendering Services of invoicing and collection subscribed with VTR Telefonica S.A., to guarantee the total and timely payment of all the amounts owed or to be owed from the Leasing Agreement, and in any case limited up to the maximum amount of US$1,141,942.86 at September 30, 2003.

Chilesat Corp S.A.

On February 7, 2003, Chilesat Corp S.A., opened a line of credit in UF for the equivalent Th.US$15,000 using the shares owned by Chilesat Corp S.A. in Chilesat S.A. and the Intermediate Services concessions of Chilesat S.A. as a guarantee.

On December 4, 2000 and January 12, 2001, Chilesat Corp S.A. and Chilesat Servicios Expresariales S.A. became the guarantors of the debt obligations of two lease agreements for equipment by Chilesat S.A. from IBM S.A.C. for an amount of US$11.0 million. As of September 30, 2003, US$5,394,889.98 remains outstanding.

Chilesat Servicios Empresariales S.A.

On September 29, 2003, Chilesat Servicios Empresariales S.A. became pledgor debtor and constituted in favor of CIT Leasing Chile Ltda. A commercial pledge on all the credits by virtue of the Agreement for Providing Telecommunications Services subscribed with the client Chilexpress S.A. The commercial pledge established has purpose of guaranteeing the integral and timely fulfillment of the obligations assumed by Chilesat S.A. through two Leasing Agreements dated September 29, 2003, with CIT Leasing Chile Ltda.; this pledge will be limited to the equivalent of US$1,161,384.27.

Telsys S.A.

On September 14, 2002, Telesys S.A. established in favor of Inversiones Taomina S.A. a commercial pledge and the prohibition to tax and dispose of, with respect to the shares of Inversiones Proventus S.A. whose price has not been paid. This guarantee will be released monthly or quarterly, as appropriate, to the extent the price pending payment is delivered and in proportion to the amount entered. The respective release will be made against the payment of the corresponding quota.

-    Indirect guarantees:


     Texcom S.A.

     On October 5, 1999, the subsidiary Texcom S.A. became the guarantor of a loan granted to its subsidiary Colomsat S.A. by Banco del Pacifico S.A. (Colombia), which at September 30, 2003 amounted to Th.Ch.$522,827. The guarantee granted by Texcom S.A. is prior to the application of Law 550 of 1999, given that the loan is dated October 5, 1999, as, it is three months prior to this law. As such, Banco del Pacifico will not be able to directly require payment from the guarantor, Texcom S.A., and will have to require this payment within the framework provided by the negotiation of the restructuring agreement and be in the alert of the outcome of the process of Colomsat S.A.

     On May 22, 1997, the subsidiary Texcom S.A. became the guarantor of a loan granted to its subsidiary Colomsat S.A. by Banco Sudameris, which at September 30, 2003 amounted to Th.Ch.$603,466. Banco Sudameris filed a claim against the agreement reached by Colomsat S.A. and its creditors before the Corporations Commission in Colombia. This Commission did not accept the claim, the bank should restitute the guarantee granted by Texcom S.A., which is still pending.

     Financial Restrictions:

     As a result of obtaining a credit with the Banco Santander Santiago, certain financial restrictions were established that the Consolidated Financial Statements of Chilesat Corp S.A. and Chilesat S.A. must comply with:

     Debt Ratio measured on the Consolidated Financial Statements of Chilesat Corp S.A., equal or lower than 1.0 time for quarterly periods up to the total payment of the debt.

     Keep a net tangible Net Worth plus minority interest measured on the Consolidated Financial Statements of Chilesat Corp S.A. equal to or higher than 2 million Unidades de Fomento, for quarterly periods up to the total extinction of the debt.

     EBITDA ratio on net financial expenses, measured on the Consolidated Financial Expenses of the affiliate Chilesat S.A., greater or equal to
     2.5 times.

     EBITDA measured on the Consolidated Financial Statements of the affiliate Chilesat S.A. equal to or greater than 70% increasing every quarter up to 80% of the credit obtained by Chilesat Corp S.A. with the Banco Santander Santiago, measured as from September 30, 2003 up to the extinction of the debt.

     Financial index described before were accomplished with the exception of the Net Patrimony plus a minority interest measured on the Consolidated Financial Statements of Chilesat Corp S.A., equal to or greater than 2 millions of Unidades de Fomento, as of September 30, 2003.

b)   Lawsuits

     In September 2000, Guyana Telephone & Company Co., Ltd. (GT&T) filed a claim against Melbourne International Communications Ltd. (MICL), Wajay Investment Inc. (Wajay), NACS Communications Inc. (Texcom USA) and Chilesat S.A. before the courts of Florida, United States. In 2002, said court pronounced a verdict releasing Texcom USA and convicting the other three defendant parties, among them Chilesat S.A. Said verdict was appealed at the State Court of Appeals of Circuit No. 11 of the United States which, definitively, convicted the defendants. With respect to Chilesat S.A., the verdict ordered the payment of a total approximate amount of US$3,300,000.



     On June 10, 2003, the affiliate Chilesat S.A. was notified of a claim filed before the State Court of the city of New York by the Ministry of Mail and Telecommunications of Cambodia against AT&T Corp, Globus S.A. and Chilesat S.A. By virtue of this demand, the Ministry of Mail and Telecommunications of Cambodia claims, from all the defendants as a whole, the payment of the amount of 8 million dollars, plus interest and costs of attorneys, due to the assumed default of the accounting taxes charged by Cambodia for the traffic of calls terminated in said country and that would not have been declared.

     From the background information that the Company has been able to compile, AT&T qould have reached an agreement with Cambodia by virtue of which the latter would have assigned part of its assumed litigation rights against Globus and Chilesat.

     According to above, we estimate that the aforementioned claim has concluded, the Company not having been notified of other demands.

     The filial Chilesat S.A. is part of labor trials in relation to which the administration estimates that they won't have a significant effect on the financial states.

Note 24 - Domestic and Foreign Currency

Assets


                                                                             Amount                  Amount
                                                                              2003                    2002
              Items                            Currency                     Th.Ch.$                  Th.Ch.$
              -----                            --------                     -------                  -------

Total current assets                Other                                14,934,000              14,393,314

Cash                                Non-adjustable Ch.$                     925,467                 276,729
                                    US dollars                              163,158                 154,349
                                    Other currencies                         17,007                   7,475

Time deposits                       Non-adjustable Ch$                      599,012                       -
                                    US dollars                               78,549               1,189,619

Marketable securities               Non-adjustable Ch.$                       4,558               1,959,108
Accounts receivable                 Non-adjustable Ch.$                   6,580,780               5,239,488
                                    US dollars                              584,368                 706,645
Notes receivable                    Non-adjustable Ch$                      165,631                 149,942
Sundry debtors                      Non-adjustable Ch$                    1,232,551               1,452,886
                                    US dollars                               90,424                   6,673
                                    Other currencies                          8,505                  55,603
Notes and accounts receivable
   from related companies           Adjustable Ch.$                               -                 513,881
                                    Non-adjustable Ch$                            -                 124,474
                                    US dollars                                    -               1,095,897
Recoverable taxes                   Non-adjustable Ch$                      861,703                 613,961
                                    Other currencies                        138,517                  89,140
Prepaid expenses                    Adjustable Ch.$                         124,800                 103,468
                                    Non-adjustable Ch.$                   1,089,379                 443,473
                                    US dollars                               86,706                  92,061
                                    Other currencies                         16,473                   7,737
Other current assets                Adjustable Ch.$                         100,412                  33,800
                                    Non-adjustable Ch.$                   2,066,000                  76,905
Net Property, Plant and Equipment                                        67,956,494              74,286,297
Land                                Non-adjustable Ch.$                     345,264                 444,609
                                    US dollars                              196,845                 163,960
Building and infrastructure         Non-adjustable Ch.$                  30,612,814              33,094,683
                                    US dollars                              427,307                 618,146
Machinery and equipment             Non-adjustable Ch.$                  20,343,615              23,886,738
                                    US dollars                              242,347                 929,512
Other fixed assets                  Non-adjustable Ch.$                  15,694,537              14,849,872
                                    US dollars                               93,765                 298,777
Total other assets                                                          559,646               1,055,354
Investments in other companies      Adjustable Ch.$                             305                     305
Goodwill                            Non-adjustable Ch.$                     440,058                 452,725
                                    US dollars                                1,689                   9,902
Notes and accounts receivable
   from related companies,
   long-term                        Adjustable Ch.$                               -                 183,507
                                    US dollars                               80,481                 278,289
Other assets                        Adjustable Ch.$                          35,883                  11,819
                                    Non-adjustable Ch.$                       1,230                   8,166
                                    US dollars                                    -                 110,641

                                    Non-adjustable Ch$                   80,962,599              83,073,759
                                    US dollars                            2,045,639               5,654,471
                                    Other currencies                        180,502                 159,955
                                    Adjustable Ch.$                         261,400                 846,780


Current Liabilities

          Item            Currency            Up to90 days                                           Between 90 day,
--------------------- ---------------   ---------------------                    ----------------------------------------------
                                                                                                         and 1 period
                                               2003        2002                          2003                   2002
                                            --------     --------                    ------------         -----------------
                                            annual average       annual average        annual average         annual average
                                            interest rate        interest rate         interest rate          interest rate

                                      Amount                 Monto                  Monto                  Monto
                                      Th.Cb.$       %        Th.Ch.$       %       Th.Ch.$          %     Th.Ch.$       %
=====================                ========      ===      ========      ==      ========        ====    =======     ====



Due to banks        US dollars              -        -       3.706        12,00%          -             -           -        -
and financial
institutions
short-term

Due to banks   Adjustable Ch.$              -        -           -            -       61.649      Tab 180+3%        -        -
and financial  Adjustable Ch.$              -        -           -            -      203.694       Tab 90+2%   205.896   Tab 90+2%
Institutions   Adjustable Ch.$              -        -      22.496    Tab 180+2%     445.751      Tab 180+2%   424.641  Tab 180+2%
long-term      Adjustable Ch.$          5.596     6,90%      5.216         6.90%      17.211           6,90%    16.118       6,90%
               US dollars               4.498    10,38%      5.031        10.38%           -            -           -        -

Long-term
obligations
with maturities
within one
period
  - Leasing    Adjustable Ch.$        230.126     7,85%    222.331         9.41%   1.058.932           8,41%   852.024       8,69%
  - Leasing    Non-adjustable Ch.$          -        -      13.052         8.00%           -            -       18.584       8,00%
  - Leasing    US dollars             610.028     7,96%    671.723         8.56%   1.905.337           7,96% 1.869.747       8,20%
  - Supplier   Adjustable Ch.$        203.951     5,26%     65.707            -       30.310           5,26%   117.574       6,69%
               Non-adjustable Ch.$     40.118    12,00%          -            -        9.193          12,00%        -        -
               Non-adjustable Ch.$     56.072        -           -            -       76.876            -           -        -
  - Customs    US dollars                   -        -           -            -      342.837            -           -        -
    duties
  - Supplier   US dollars                   -        -           -            -    1.958.442 Libor 180+1.75% 2.201.798     Libor
                                                                                                                           180+1.75%

Accounts
payable        Adjustable Ch$         165.902        -      75.902            -       36.106            -      225.946       -
               Non-adjustable Ch.$  6.552.005        -   3.463.869            -        8.335            -      438.828       -
               US dollars           5.256.945        -   7.222.480            -    1.376.437            -    1.884.897       -
               Other currencies        56.988        -      83.517            -            -            -           -        -

Notes Payable  Adjustable Ch.$              -        -     112.323            -            -            -           -        -
               Non-adjustable Ch$      28.138        -      28.953            -            -            -           -        -
               US dollars                   -        -         685            -            -            -           -        -

Sundry
creditors      Adjustable Ch.$              -        -           -            -            -            -        1.451       -
               Non-adjustable Ch$     415.466        -     355.521            -          758            -          784       -

Notes and      Non-adjustable Ch$           -        -           -            -        5.735            -        5.901       -
accounts       US dollars                   -        -           -            -            -            -       89.901       -
payable to
related
companies

Withholding
payable        Non-adjustable Ch$         609        -           -            -      383.878            -      391.429       -
               US dollars             473.524        -     230.153            -      309.897            -    1.913.434       -
               Other currencies        60.175        -      44.074            -            -            -           -        -

Retentions     Non-adjustable Ch$     483.378        -     415.801            -            -            -           -        -
               US dollars                   -        -       1.544            -            -            -           -        -
               Other currencies        18.951        -       5.041            -            -            -           -        -

Income taxes   Non-adjustable Ch$           -        -           -            -        2,348            -        2,789       -

Deferred
revenue        Non-adjustable Ch$     330.087        -     343.306            -      732.409            -      815.136       -
---------      -----------------    ---------       --  ----------           --   ----------   ------------  ----------     --

               US dollars           6.344.995            8.135.322                 5.892.950                 7.959.777
               Other currencies       136.114              132.632                         -                        -
               Adjustable Ch.$        605.575              503.975                 1.853.653                 1.873.650
               Non-adjustable Ch.$  7.905.873            4.620.502                 1.219.532                 1.673.451

                                                                48

Long-term Liabilities
2003


     Item            Currency            1 to 3 periods            3 to 5 periods         5 to 10 periods       more than 10 periods
     ----            --------            --------------            --------------         ---------------       --------------------
                                                    Annual                  Annual                 Annual                   Annual
                                                   average                  average               average                  average
                                      Amount       interest     Amount     interest    Amount     interest       Amount   interest
                                      Th.Ch.$        rate       Th.Ch.$      rate        M$         rate        Th.Ch.$      rate
                                      -------        ----       -------      ----        --         ----        -------   --------

Due to bank
  and
  financial
  institutions,
  long term      US dollars            9,561          9.61%     103,409     10.97%     26,851      8.50%        195,276     8.50%
                 US dollars                -          -              -         -           -                  1,447,317       -
                 Adjustable Ch.$  11,258,892   Tab 180 + 3%          -         -           -         -               -        -
                 Adjustable Ch.$     386,284   Tab  90 + 2%           -         -           -         -               -        -
                 Adjustable Ch.$     849,973   Tab 180 + 2%          -         -           -         -               -        -
                 Adjustable Ch.$      50,859         6.90%       58,405      6.90%    187,328      6.90%        134,549     6.90%
Long-term
  notes payable
   -Leasing      Adjustable Ch. $  1,077,797         8.11%      374,159      8.76%  1,249,238      8.76%      2,598,806     8.83%
   -Leasing      US dollars        1,536,713         7.36%       14,317      5.60%         -         -               -        -
   -Notes        Adjustable Ch.$     272,766        12.00%       30,310     12.00%         -         -               -        -
                 Non-adjustable
                 Ch.$                 15,964           -             -         -           -         -               -        -

  Supplies       US dollars          674,189  Libor 180+1.75%        -         -           -         -               -        -
Accrued
  liabilities
  long term      US dollars          474,131           -             -         -           -         -               -        -
Others
  long-term      Non-adjustable
  liabilities    Ch.$              2,747,609           -        854,044        -      206,935        -          493,091       -
                 US dollars           84,130           -             -         -           -         -               -        -


                 Adjustable Ch.$  13,896,571                    462,874             1,436,566                2,733,355
                 US dollars        2,778,724                    117,726                26,851                1,642,593
                 Non-adjustable
                 Ch.$              2,763,573                    854,044               206,935                  493,091



Long-term Liabilities
2002

     Item           Currency          1 to 3 periods           3 to 5 periods           5 to 10 periods       more than 10 periods
     ----           --------          --------------           --------------           ---------------       --------------------
                                                                         Annual                   Annual                   Annual
                                                Annual                   average                 average                   average
                                   Amount       average      Amount     interest      Amount     interest    Amount       interest
                                   Th.Ch.$   interest rate   Th.Ch.$      rate          M$         rate      Th.Ch.$        rate
                                   -------   -------------   -------      ----        ------     -------    ---------     --------
Due to bank
  and
  financial
  institutions,
  long term      US dollars        11,145         9.26%      122,754     10.85%       31,298      8.50%       231,362       8.50%
                 US dollars             -         -              -         -              -         -       1,489,289          -
                 Adjustable
                 Ch.$           1,273,921     Tab 90+2%          -         -              -         -               -          -
                 Adjustable
                 Ch.$             578,953     Tab 180+2%         -         -              -         -               -          -
                 Adjustable
                 Ch.$              73,605         6.90%       58,358      6.90%      183,506      6.90%       136,963       6.90%

Long-term
  notes payable
   -Leasing      Adjustable
                 Ch.$             844,325         9.14%      373,331      8.69%    1,246,448      8.69%     2,601,792       8.69%
   -Leasing      US dollars     3,921,905         8.20%          -         -              -         -               -          -
   -Notes        Adjustable
                 Ch.$             417,735         6.28%      219,192      6.00%           -         -               -          -
  -Customs
  rights         US dollars       387,081          -             -         -              -         -               -          -
  -Suppliers     US dollars       785,852   Libor 180+1.75%      -         -              -         -               -          -
Accrued
  liabilities    Non-adjustable
  long term      Ch.$           1,284,882          -             -         -              -         -               -          -
                 US dollars       518,813          -             -         -              -         -               -          -
Others
  long-term      Non-adjustable
  liabilities    Ch.$           2,832,965          -       1,652,819       -         286,421        -         550,534          -
                 US dollars            -           -          20,107      1.00%           -         -          98,066          -

                 Adjustable
                 Ch.$           3,188,539                    650,881               1,429,954                2,738,755
                 US dollars     5,624,796                    142,861                  31,298                1,818,717
                 Non-adjustable
                 Ch.$           4,117,847                  1,652,819                 286,421                  550,534


Note 25 - Sanctions

During the period ended September 30, 2003, the Parent Company and its subsidiary, its directors and managers were not subject to any sanction by the Superintendency of Securities and Insurance or any other administrative authorities.

Note 26 - Subsequent Events

An Extraordinary Meeting of Shareholders was held on September 24, 2003, it was unanimously agreed to increase the equity capital by the issuance of
137.500.000 new payment shares, allowing members of the Board of Directors to proceed with the issuance and setting of such shares at a minimum price of Ch$120 per share.

At a Board of Director's Meeting held on October 15, 2003, members of the board unanimously agreed to issue the totality of payment shares representative of the former capital and set an issue price of Ch$130 per share.

Between September 30, 2003 and the date of issue of these financial statements, no events of a financial nature or others have occurred, that may significantly the balances or interpretation of these financial statements.


Note 27 - Environment

For the nature of the industry, the Main Society and their branches are not affected by situations that could affect direct or indirectly to the protection of the environment and therefore they don't exist payments that are committed for these effects to future.


Note 28 - Deposits to term

The composition of this item to the closing of every period is the following one:

                                                2003         2002
Bank or Institution financial   Country        Th.Ch.$     Th.Ch.$

Banco Security                   Chile         599.012           -
Citibank N.Y.                    EE.UU.         78.549   1.188,135
Bank of America NA               EE.UU.             -        1,484
                                               -------   ---------
                                               677.561   1.189,619
                                               =======   =========

Note 29 - Result Operating

The composition of result operating to the closing of every period is the following one:


                                         2003           2002
                                       Th.Ch.$         Th.Ch.$

RESULT OPERATING

Net Sales                            33,028.114       33,518.690
Cost of sales                       (17,645.787)     (16,783,782)
                                    -----------      -----------
Operating margin                     15,382,237       16,734,908
   Administrative and selling
     expenses                       (13,218,621)     (13,378,777)
                                    -----------      -----------
Result operating before the
  depreciaiton and amortization       2,163,706        3,356,131

        Depreciation the period      (8,507,612)      (9,342,740)
        Amortization the period          (2,630)          (5,729)
                                     ----------        ----------

                                    (8,510,242)       (9,348,469)
                                    ----------        ----------
Result Operating                    (6,346,536)       (5,992,338)
                                    ==========        ==========

                      CHILESAT CORP S.A. AND SUBSIDIARIES


                                RELEVANT EVENTS




     The essential or relevant facts informed to the Securities and Insurance Commission of Chile, in the period comprised between January 1 and September 30, 2003, are the following:


     1.- Through letter dated March 31, 2003, the Company informed the following:

         Motivated by the decision of focusing the investment of the resources on the development of the company's main operations and giving priority to the corporate services, the Board of Directors, at a meeting held on March 28, 2003, agreed to discontinue the operations carried out in the market of the United States through the affiliate NACS Communications Corporation (Texcom USA), which has offices in the city of Miami, Florida.

         Texcom USA offers prepayment card services in the States of Florida, California, and New Jersey and 'Equal Access' services (international long distance) in the State of Florida.

         On its part, the negative evolution of the market in which Texcom USA operates has resulted in a significant increase of the investment plan foreseen for this operation as well as a reduction in the margins for the years 2003 and following, which is incompatible with the new priority scale of the essential projects for the Company's business and growth strategy.


     2.- Through letter dated September 30, 2003, the Company informed the following:

     As it was informed as an Essential Fact on March 31, 2003, and according to the decision to discontinue its operations on the US market, NACS Communications, Inc. (d/b/a Texcom USA), a Texcom S.A. subsidiary, which has offices in Miami, Florida, has filed a Chapter VII proceeding. The effects of this decision on the financial statements of Chilesat Corp S.A. are the ones anticipated as "subsequent events" on the consolidated results for the fourth quarter of 2002 filed on March 31, 2003, which does not represent any additional effect.

                       CHILESAT CORP. S.A. AND AFFILIATES
                          (FORMER -TELEX CHILE S.A.)
           COMPARATIVE ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS
                             AT SEPTEMBER 30, 2003

I.-  EXECUTIVE SUMMARY
     -----------------

     Results for the Period
     ----------------------

     The net results of Chilesat Corp for the nine months ended September 30, 2003 improved 26% with respect to the same period in the previous year, as a result of a decrease in net loss from M.Ch.$ 10,983 to M.Ch.$ 8,147. (M.Ch.$= Million of constant Chilean pesos).

     After discounting the effect derived from the closing of the operations of the subsidiary Texcom USA in April this year, explained in the essential facts filed with the Chilean CVM March 31 and May 2 last, the operating result of Chilesat Corp shows an improvement of 6% as its loss decreased from M.Ch.$ 5,351 to M.Ch.$ 5,036.

     During 2003 and in quarterly terms, the EBITDA has progressively increased with M.Ch.$ 399 for the first quarter, M.Ch.$ 775 for the second quarter and M.Ch.$ 990 for the third quarter, which at an accumulated level at September 2003 gives an EBITDA of M.Ch.$ 2,164.

     The Chilean operation, which represents the principal business of the Company, increased its revenues by 7% to M.Ch.$ 31,930, for the nine months ended September 30, 2003 from the corresponding period in 2002. This is the result of the implementation of the Company's strategy that seeks to increase its share in the Corporate segment, by an integrated offer of Data and Voice Networks through its affiliate Chilesat Servicios Empresariales S.A. The revenues of this line of business increased by 12% with respect to the corresponding period in 2002, to M.Ch.$ 4,419 from M.Ch.$ 3,930. Thus, during 2003 important clients have been attracted that have trusted their communications platform to Chilesat, within which the Banco Estado - the company of the financial sector with the greatest telecommunications infrastructure of the country - stands out.

     Through its subsidiary Chilesat Servicios Empresariales, the Company has initiated the operation of the local public telephony service in the corporate segment. This new service operates currently in the 6 main areas of the country and its extension is anticipated, to most of the national territory during the first quarter next year.

     The income lent by the subsidiary Chilesat S.A., from Long Distance, Internet and Value Added Services, as a whole, records an increase of 2% with respect to the same period in the year 2002, notwithstanding the high degree of competition observed in the sector.

     At a consolidated level, operating income of Chilesat Corp for the period January-September 2003 decreased to M.Ch.$ 33,028 compared to M.Ch.$ 33,519 for the same period in the year 2002, a variation that is principally explained by the closing of the foreign subsidiary Texcom USA.

     Operating costs of Chilesat Corp and its Subsidiaries increased by 0.5%. This is explained principally by the increase in access charges, as a result of the change in hourly distribution of traffic, as a consequence of the growth of the long distance service in the corporate segment (Domestic Long Distance: 16% and International Long Distance: 45%) and the greater traffic of value added services. The greater traffic with international operators also affects the increase in operating costs. The increase of these costs was partially compensated by the closing of Texcom USA and a lower depreciation cost.

     Administrative and selling expenses recorded a decrease of 1.8% explained by an improvement in the collection procedures, reduction of general expenses associated with professional consultancies, rentals and data processing costs. There is also an influence of the lower depreciation and lower expenses associated with the closing of the operation in the United States. These savings have made it possible to increase the promotion in mass media of long distance calls, value added and Internet in the individuals segment, and data networks, telephony and dedicated Internet in the corporate segment.

     The non-operating consolidated result of Chilesat Corp S.A. and Subsidiaries at September 2003 improved by M.Ch.$ 3,073 (60%) with respect to the same period of 2002. This is mainly explained by lower financial expenses (M.Ch.$1,669) and reversals of provisions in excess of suppliers, from previous years (M.Ch.$ 947), plus a better result from the rate of exchange (M.Ch.$2,313).

     To strengthen the implementation of the corporate strategy, the Company has made important investments in its infrastructure, seeking to increase coverage and diversify its offer of corporate services. With the purpose of reinforcing said strategy even more, the Company is evaluating the subscription of an increase in capital for up to US$ 25 million (see note 26 subsequent events).

     Main Subsidiaries

     Chilesat S.A.
     -------------
     The subsidiary Chilesat S.A., during the year 2003, contributed a total of 81% of the consolidated income of its parent company Chilesat Corp. and affiliates, an amount that reached the sum of M.Ch.$ 26,819. The income of Chilesat S.A. recorded an increase of 8% with respect to the same period in the year 2002. This is mainly explained by the greater sales of Value Added Services (M.Ch.$ 449), International Businesses (M.Ch.$ 1,970) and maintaining the income of multicarrier and commuted Internet.

     Chilesat Servicios Empresariales S.A.
     -------------------------------------
     During 2003, Chilesat Servicios Empresariales furnished its parent company (Chilesat S.A.) M.Ch.$ 4,419 which represented an increase of 12% with respect to the same period in the previous year. This is explained by a greater commercial efficiency as a result of the reorganization that this subsidiary underwent and which enabled to establish long term contracts with new corporate customers.

     CORPORATE INFORMATION
     ---------------------

     The Company's Strategic Plan
     ----------------------------
     As part of the corporate strategy of Chilesat Corp., the company has decided to concentrate its efforts on Chilean operations, with the purpose of maximizing the benefits from its competitive advantages. With this purpose, it has focused on maintaining or increasing the profit of its long distance operations and at the same time optimizing its network infrastructure to increase the offer of private services toward the corporate market, in this last case through its affiliate Chilesat Servicios Empresariales.

     Subsidiaries
     ------------
     Chilesat S.A. is a company operating international and domestic long distance services, Internet connected services and value added services, mainly oriented toward the people market segment. This company improved the efficiency of its marketing platform through the incorporation of state-of-the-art technology in its Call Center as of September 2002. Also outstanding is the growth of income from value added services, which experienced an increase of 43% with respect to the same period in 2002, as a consequence of a greater offer of this kind of products.

     Chilesat Servicios Empresariales is an affiliate of Chilesat S.A. that delivers advanced services to company customers, prominent among which are: a) Data Network Services that provide high technology, satellite services and dedicated internet access; b) Local Public and Private Telephone Services, and c) Advanced Services, like data centers, hosting and monitoring and supervision of networks.

     Shareholders
     ------------
     The principal shareholders of the company are GE Capital and the Investment Fund Southern Cross Latin America Private Equity Fund L.P., which together own, through the Redes Opticas S.A. and Redes Opticas (Cayman) Corp. and other companies, 90.0% of the Chilesat Corp.

     Financing
     ---------
     During February 2003, Banco Santander granted a loan of US$ 15 million to Chilesat Corp. S.A. which will be used to finance part of the Company's Investment Plan over the next few years. This loan pays interest semi-annually and matures in February 2005.

II.- PROFIT AND LOSS STATEMENT
     -------------------------

     1) OPERATING REVENUES
     ---------------------

     Chilesat Corp.'s consolidated operating revenues for the nine months ended September 30, 2003 amounted to M.Ch.$ 33,028, which compare negatively with the M.Ch.$ 33,519 for the corresponding period in 2002. This difference is mainly explained by the closing of the operations in the United States, which was compensated with increases in International Businesses (M.Ch.$ 1,970), Entrepreneurial Services (M.Ch.$ 489) and Value Added Services (M.Ch.$ 449).

     OPERATION OF DOMESTIC SUBSIDIARIES
     ----------------------------------

     LONG DISTANCE
     This line of business continues with a significant share in the long distance market, of which the share of Chilesat of approximately 30% in the residential segment is outstanding. The income of this business represented 49% of the company's consolidated total in this period in 2003. Between January and September 2003, domestic national long distance traffic of Chilesat was declined by 6% and international long distance increased by 8% with respect to the same period in 2002. This is compared to a reduction in the domestic long distance market estimated at 11% and an international long distance market without significant variations with respect to the year 2002. Domestic long distance income decreased by 1% as a result of the profitability of the business, while international long distance decreased by 7% in spite of the increase in traffic as a consequence of greater competition. This reduction is compensated by the growth in value added services, which reached 43%.

     CORPORATE SERVICES
     The client portfolio of Chilesat Servicios Empresariales at September 2003 grew 4% with respect to the year 2002. In this period, the revenues generated by this business reached M.Ch.$ 4,419, a figure 12% higher than the M.Ch.$ 3,930 reached for the same period of the previous year.

     FOREIGN SUBSIDIARIES' OPERATIONS
     --------------------------------
     Foreign operations are developed through the subsidiary Texcom S.A. and contributed 14.1% of the total revenues of Chilesat Corp. This figure decreased in relation to the 14.1% of September 2002, as a result of the closing of the operation of Texcom USA. Currently, Perusat is the subsidiary that continues with operations outside the country, focused mainly on the marketing of long distance services, having contributed revenues of M.Ch.$ 885 in the period January to September 2003.

     2) OPERATING COSTS
     ------------------

     Operating costs of Chilesat Corp and Affiliates rose by 0.5% (from M.Ch.$ 25,058 to M.Ch.$ 25,183). This is explained by the increase in access charges as a result of the change in the hourly distribution of traffic, because of the increase in long distance traffic of the companies' segment (DLD 16% and ILD 45%) and increases in traffic of value added services. Also, there is an increase in operating costs due to greater international traffic. These increases were partially compensated by the closing of Texcom USA and lower depreciation.

     3) OPERATING RESULT
     -------------------

     The operating result of Chilesat Corp decreased by M.Ch.$ 354 in the first nine months of 2003 with respect to the corresponding period in 2002. However, said operating result shows an improvement of 6% if the effects generated from the closing of the operations of Texcom USA are excluded. This non-recurring effect reduced the operating result of Chilesat Corp by M.Ch.$ 1,270.

     4) NON OPERATING RESULT
     -----------------------

     Non-operating results of Chilesat Corp S.A. and Subsidiaries as of September 2003 improved by M.Ch.$ 3,401 (60%) compared to the same period in 2002. This was due, mainly, to lower financial expenses (M.Ch.$ 1,669) and reversal of excess provisions of suppliers in previous years (M.Ch.$
     947), plus a better rate of exchange (M.Ch.$ 2,313). All this was offset partially by lower financial income and monetary adjustment among others.

     5) NET LOSS
     -----------

     At September 2003, the Company recorded a loss of M.Ch.$ 8,147, M.Ch.$ 2,836 less than in the year 2002, when the loss reached M.Ch.$ 10,983. The above is mainly explained by a reduction in non-operating losses, due to the reasons explained in the above.

III.- GENERAL CONSOLIDATED BALANCE SHEET
      ----------------------------------

     The main items in the assets and liabilities as of September 30, 2003 and 2002 are the following:


                                                                                2003                  2002
ASSETS                                                                         Th Ch$                Th Ch$

Current Assets                                                               14,934,000           14,393,314
Net Fixed Assets                                                             67,956,494           74,286,297
Other Assets                                                                    559,646            1,055,354
                                                                             ----------           ----------
                                   TOTAL ASSETS                              83,450,140           89,734,965
                                                                             ==========           ==========

LIABILITIES

Current Liabilities                                                          23,958,692           24,899,309
Long Term Liabilities                                                        27,412,903           22,233,422
Minority Interests                                                              (32,492)             306,813
Equity                                                                       32,111,037           42,295,421
                                                                             ----------           ----------
                                   TOTAL LIABILITIES                         83,450,140           89,734,965
                                                                             ==========           ==========


     As of September 30 2003, the Company's consolidated assets dropped M.Ch.$ 6,284 compared to the same period in 2002. This variation was due, mainly, to a reduction in Fixed Assets amounting to M.Ch.$ 6,330 (an increase in accumulated depreciation) and Other Assets amounting to M.Ch.$ 496 (due to less Documents and Accounts Receivable from Related Companies). These drops were partially compensated by an increase in Current Assets of M.Ch.$ 541.

     The positive variation in current assets was due, principally, to an increase in Other Current Assets (M.Ch.$ 2,056) explained by an increase in Purchase Operations with a Buy-back Agreement for M.Ch.$ 1,348. In addition, debtors from sales increased by M.Ch.$ 1,219 and Expenses paid in advance by M.Ch.$ 671. This increase was partially compensated by a reduction in Negotiable Securities of M.Ch.$ 1,955 and Documents and Accounts Receivable from related companies of M.Ch.$ 1,734.

     Fixed Assets dropped by M.Ch.$ 6,330 compared to the previous period as a result, mainly, of an increase in accumulated depreciation (M.Ch.$ 8,612) which was partially compensated with an increase in Other Fixed Assets (M.Ch.$ 2,116) explained by an increase in Leasing and Software assets.

     The decrease in Current Liabilities of M.Ch.$ 971, is basically produced by lower provisions for M.Ch.$ 1,351, (explained by a drop in current accounts of related companies of M.Ch.$ 91 and less external consultancies, M.Ch.$ 136), which were partially compensated with an increase in long term obligations due within one year, for M.Ch.$ 490 (due to an increase in customs duties for M.Ch.$ 343 and an increase in leasing for M.Ch.$ 230).

     The increase in Long Term Liabilities amounting to M.Ch.$ 5,179 was due, basically, to the obtaining of a credit line of US$ 15 million granted by Banco Santander for implementing an investment plan associated with the new corporate strategy that will generate an increase in obligations with banks and financial institutions (M.Ch.$ 10,518) that was partially offset by less long term bills payable (M.Ch.$ 2,953, due to lower leasing debt with IBM), less long term provisions (M.Ch.$ 1,330 as a result of less negative equity with related companies) and less long term and other liabilities (M.Ch.$ 1,055 due to a drop in income perceived in advance from Telesat, Smartcom and CTC Mundo).

     The decrease in equity of M.Ch.$ 10.184 is mainly due to an increase in accumulated losses (M.Ch.$ 13,710).

IV.- FINANCIAL INDICATORS
     --------------------

     The main financial indicators and other important items relating to the financial statements as of September 30, 2003 and 2002, are shown hereafter.


                                                                          2003                          2002
                                                                          ----                          ----

 IV.1  Current Liquidity                                                   0.62                         0.58
 IV.2  Acid Ratio                                                          0.62                         0.58
 IV.3  Debt Service Ratio                                                  1.60                         1.11
 IV.4  Proportion of Short Term Debt to Total Debt                        46.64%                       52.83%
 IV.5  Proportion of Long Term Debt to Total Debt                         53.36%                       47.17%
 IV.6  Total Assets                                       Th Ch$      83,450,140       Th Ch$      89,734,965
 IV.7  Operating Income                                   Th Ch$      33,028,114       Th Ch$      33,518,690
 IV.8  Proportion of Trading Costs to Total Costs                         63.96%                       63.42%
 IV.9  Proportion of Adm. and Selling Expenses
        to Total Expenses                                                 36.04%                       36.58%
 IV.10 Financial expense cover                                             4.32                         2.42
 IV.11 Operating Results                                  Th Ch$      (6,346,536)      Th Ch$     (5,992,338)
 IV.12 Financial Expenses                                 Th Ch$      (1,572,014)      Th Ch$     (3,240,762)
 IV.13 Non-trading Results                                Th Ch$      (2,011,654)      Th Ch$     (5,084,225)
 IV.14 R.A.I.I.D.A.I.E.                                   Th Ch$       1,724,066       Th Ch$      1,512,668
 IV.15 Profit/loss after taxes                            Th Ch$      (8,147,138)      Th Ch$    (10,983,455)
 IV.16 EBITDA Chilesat Corp (Consolidated Group)          Th Ch$       2,163,706       Th Ch$      3,356,131
       EBITDA Chilesat S.A and Subsidiaries               Th Ch$       6,424,336       Th Ch$      5,433,452


                    ANALYSIS OF IMPORTANT RATIOS AND ITEMS


IV.1 CURRENT LIQUIDITY                            0.62                    0.58

     This indicator increased basically because of the increase in current assets and decrease in current liabilities, both effects explained in point III.2 and III.4.

  a) INCREASES AND DECREASES IN CURRENT ASSETS
     -----------------------------------------

     NEGOTIABLE SECURITIES
     This item shows a decrease of M.Ch.$ 1,954 explained by a decrease in investments in mutual fund quotas (M.Ch.$ 1,956).

     DOCUMENTS AND ACCOUNTS RECEIVABLE FROM RELATED COMPANIES
     The negative variation of this item, of M.Ch.$ 1,734 is mainly explained by the decrease in accounts receivable from Colomsat (M.Ch.$ 1,095), Chilexpress (M.Ch.$ 625) and Net Chile S.A. (M.Ch.$14).

     OTHER CURRENT ASSETS
     The increase in this item, of M.Ch.$ 2,056 is mainly due to the increase in purchase operations with buy-back agreement of M.Ch.$ 1,348 mainly with the Banco de Credito e Inversiones and Santander S.A. Agente de Valores.

     DEBTORS FOR SALES
     This item shows an increase of M.Ch.$ 1,219 explained mainly by an increase in national debtors of M.Ch.$ 1,185.

  b) INCREASES AND DECREASES IN CURRENT LIABILITIES

     PROVISIONS

     The drop in provisions of M.Ch$ 1,351 was mainly due to a downturn in current accounts with related companies (M.Ch.$ 1,130) and less external advisory services (M.Ch$ 136).

     LONG TERM OBLIGATIONS EXPIRING WITHIN ONE YEAR
     The increase in long term obligations expiring within one year for M.Ch$ 490 is explained due to an increase in customs rights of M.Ch.$ 343 and an increase in leasing of M.Ch.$ 230.

IV.2 ACID RATIO                                   0.62                    0.58

     This indicator is the same as that mentioned in the previous point IV.1 because the Company and its subsidiaries have no stock.

IV.3 DEBT SERVICE RATIO                           1.60                    1.11

     This indicator increases when compared to the previous period mainly for two reasons: a drop in equity as a result of greater accumulated losses and an increase in liabilities as a result of obtaining a credit line from the Banco Santander worth US$ 15 million.

IV.4 PROPORTION OF SHORT TERM DEBT
     IN TOTAL DEBT                               46.64%                 52.83%

     The breakdown of the items that explain the increase of this indicator are described in point IV.1.b.

IV.5 PROPORTION OF LONG TERM DEBT
     IN TOTAL DEBT                               53.36%                 47.17%

     Long Term Liabilities underwent an upturn of M.Ch.$ 5,179 mainly because of the granting of a credit line of US$ 15 million from Banco de Santander that will be used to finance the Company's investment plan.

IV.6 TOTAL ASSETS                   Th Ch$   83,450,140     Th Ch$  89,734,965

     The decrease of M.Ch.$ 5,986 at September 30, 2003, with respect to the same period in 2002 is explained in point III.

IV.7 OPERATING INCOME               Th Ch$   33,028,114     Th Ch$  33,518,690

     Operating income decreased by M.Ch.$ 491 with respect to the previous period, mainly due to what is explained in point II 1.

IV.8 PROPORTION OF OPERATING COSTS
     TO TOTAL COSTS                              63.96%                 63.42%

     There is a slight increase in this indicator as a result that operating costs underwent a greater increase with respect to administrative and selling expenses which fell, explained in point II.2.

IV.9 PROPORTION OF ADMINISTRATIVE AND SELLING
     EXPENSES TO TOTAL COSTS                     36.04%                 36.58%

     There is a decrease in this indicator, as a result of the increase in operating costs explained in points II.2. y II.3.

IV.10 FINANCIAL EXPENSES COVERAGE                 4.32                   2.42

     The increase (negative) of this indicator is mainly the result of less financial expenses and a lower result before taxes.

IV.11 OPERATING RESULTS             Th Ch$   (6,346,536)    Th Ch$ (5,992,338)

     The variation of the operating result is explained in point II.3.

IV.12 FINANCIAL EXPENSES            Th Ch$   (1,572,014)    Th Ch$ (3,240,762)

     The variation of the financial expenses is explained in point II.4.

IV.13 NON-OPERATING RESULTS         Th Ch$   (2,011,654)    Th Ch$ (5,084,225)

     Non operating results of Chilesat Corp S.A. and Affiliates as of September 2003 improved by M.Ch.$ 3,401 (60%) when compared with the same period in 2002. The above is mainly explained due to lower financial expenses (M.Ch.$ 1,669) and reversals of provisions in excess from suppliers in previous years (M.Ch.$ 947), plus a better exchange rate (M.Ch.$ 2,313). The above was partially offset by lower financial income and monetary adjustment among other factors.

IV.14 R.A.I.I.D.A.I.E.              Th Ch$    1,724,066     Th Ch$  1,512,668

      The increase in this indicator is the result of lower financial expenses and lower depreciation.

IV.15 RESULT AFTER TAXES            Th Ch$   (8,147,138)    Th Ch$(10,983,455)

      The variation of this result is mainly explained with what is described in point II.5.

IV.16 EBITDA Chilesat Corp
      (Consolidated Group)          Th Ch$    2,163,706     Th Ch$  3,356,131

     This indicator is calculated as follows: Operating Result + Depreciation for the Period + Intangible Write-offs. The variation in this result is due to greater administrative and selling expenses associated with the growth effort of the business of Chilesat Servicios Empresariales, as well as the effects of the closing of the Texcom operation in the United States.

     The EBITDA of Chilesat S.A. and its Subsidiaries for September 2003 and which concentrates the businesses of long distance, Internet, value added services and entrepreneurial services, amounted to M.Ch.$ 6,424, a figure that is higher than the M.Ch.$ 5,433 in 2002.

                                 PROFITABILITY

     PROFITABILITY ON EQUITY

     Defined as the ratio between the results for the period and average equity and which amounts to -0.22

     PROFITABILITY ON ASSETS

     Defined as the ratio between the results for the period and average assets and which amounts to -0,09

     PROFITABILITY ON OPERATING ASSETS

     Defined as the ratio between the operating results for the period and average operating assets and which amounts to -0.07. Current assets and fixed assets are considered as operating assets.

     PROFIT PER SHARE

     Defined as the result for the period divided by the number of shares subscribed and paid for at the close of the corresponding period and which amounts to -0.017.

     AN INDICATION OF THE MAIN DIFFERENCES BETWEEN THE MARKET OR FINANCIAL VALUE AND THE VALUE OF THE COMPANY'S ASSETS

     At September 2003 the Company and its subsidiaries had no significant differences that should be pointed out.

V.-  CASH FLOW
     ---------

                                                                            2003                    2002
                                                                           Th Ch$                  Th Ch$

         Cash Flow originated by operation activities                    1,767,225              (1,270,140)
         Cash Flow originated by financing activities                   10,540,040               7,126,640
         Cash Flow originated by investment activities                 (10,013,614)             (6,253,249)

     Description of Cash Flow Variations

     Cash Flow originated by operation activities:
     The resources generated by the operation's activities increased compared to the previous period amounting to M.Ch.$ 3,037 due, basically, to less payments to suppliers and personnel (M.Ch.$ 6,693) that were partially offset by lower collection from debtors for sales a (M.Ch.$ 4,659).

     Cash Flow originated by financing activities:
     The increase of M.Ch.$ 3,413 in resources from financing activities was due, mainly, to the obtaining of a credit line from Banco Santander worth US$ 15 million, which will be used in implementing the Company's investment plan.

     Cash Flow originated by investment activities:
     The resources used by investment activities increased by M.Ch.$ 3,760 mainly due to greater incorporation of fixed assets (M.Ch.$ 3,716).

VI.- MARKET RISK ANALYSIS

     Financial Risks

     The Company and its subsidiaries, as of September 30, 2003, do not have any level of cover regarding exchange rates. In relation to interest rates, it should be pointed out that the majority of the liabilities acquired by the Company are at a fixed rate and 30.70% are kept at a floating rate (TAB plus Libor).

     The imbalance that arises between assets and liabilities is the following:



        Assets in US$                             Th US$    3,094.90
        Liabilities in US$                        Th US$   25,423.00


     The composition by foreign currency in the operating results in percentages for each item is as follows:


        Operating Income                          20.13%
        Operating Costs                           34.50%
        Administrative and Selling Expenses       12.37%

     Risk of Doubtful Debts.

     As regards the cover policy referring to the risk of doubtful debts and accounts receivable, we are able to report that a provision for bad debts in these accounts is determined and accounted for each month. This is based on the historical behavior of the recovery of accounts receivable.

     The methodology employed by the Company is based on using sufficiently long periods where customers' balances show that there is little chance that the accounts will be recovered. This ensures that the risk of doubtful debts of the accounts receivable is protected by that cover policy.

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  November 21, 2003